Exhibit 99.2

SILVERCORP METALS INC.

Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR
FOR THE 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT 9:00 A.M. ON SEPTEMBER 26, 2025

Dated AUGUST 11, 2025

SILVERCORP METALS INC.
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at Oceanic Plaza, Suite 1750, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada on Friday, September 26, 2025 at 9:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive and consider the audited annual consolidated financial statements of the Company for the year ended March 31, 2025, together with the auditor’s report thereon;

2.	to set the number of directors at six (6);

3.	to elect directors of the Company for the ensuing year;

4.	to re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company for the ensuing year, and to authorize the directors to fix their remuneration; and

5.	to consider, and if deemed appropriate, to pass with or without variation, an ordinary resolution re-approving the Company’s share-based compensation plan (the “Omnibus Plan”), and all unallocated Awards thereunder, approved by the Company’s board of directors on August 5, 2025, as more particularly described in the accompanying management information circular; and

6.	to transact such other business as may properly be brought before the Meeting, or at any adjournment(s) thereof.

The record date for the notice and for voting at the Meeting is August 11, 2025. Only registered shareholders at the close of business on August 11, 2025 are entitled to receive notice of and vote at the Meeting, or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Information Circular accompanying this notice.

Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders, and should refer to the accompanying Information Circular for instructions on how to vote their shares.

The Company has elected to use the notice and access model provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Meeting materials to registered and beneficial Shareholders. The Company will deliver this notice, the Information Circular, and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at https://silvercorpmetals.com/AGM. The Meeting Materials will be posted on this website on August 15, 2025, and will be available thereon for one year following the date of this notice. In addition, the

Meeting Materials are available on the Company’s profile on SEDAR+ at www.sedarplus.ca. Please review the information carefully before voting.

Notice and Access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing, paper and postage.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your proxy or voting instruction form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

DATED at Vancouver, British Columbia, this 11th day of August, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.

MANAGEMENT INFORMATION CIRCULAR

Table of Contents

Solicitation of Proxies	5
Notice and Access	5
PROXY Instructions	6
REVOCATION OF PROXIES	6
How to Vote	7
Voting of Shares and Exercise of Discretion by Proxyholders	8
Interest of Certain Persons in Matters to be Acted Upon	8
Record Date, Voting Shares, and Principal Shareholders	8
PARTICULARS OF MATTERS TO BE ACTED UPON	9
RECEIVING THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS	9
NUMBER OF DIRECTORS	9
ELECTION OF DIRECTORS	9
APPOINTMENT OF AUDITOR	16
RE-APPROVAL OF OMNIBUS PLAN	17
Corporate Governance	18
Corporate Governance AND NOMINATING Committee	19
Compensation Committee	19
Audit Committee	20
SUSTAINABILITY Committee	20
Executive Compensation	20
COMPENSATION OF DIRECTORS	30
Equity Compensation Plans	32
NORMAL COURSE ISSUER BID	36
Indebtedness of Directors, Executive Officers, and Senior Officers	36
Management Contracts	36
Interest of Informed Persons in Material Transactions	37
Auditor	37
Additional Information	37
Board Approval	38

SCHEDULE “1”	BOARD OF DIRECTORS CHARTER	39
SCHEDULE “2”	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER	41
SCHEDULE “3”	COMPENSATION COMMITTEE CHARTER	43
EXHIBIT “A”	CORPORATE GOVERNANCE DISCLOSURE	46
EXHIBIT “B”	SHARE-BASED COMPENSATION PLAN	52

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT 9:00 A.M. ON SEPTEMBER 26, 2025

Unless otherwise noted, the information in this management information circular (“Information Circular”) is given as at August 11, 2025.

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of Silvercorp Metals Inc. for use at the annual general meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”), to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting (“Notice of Meeting”) and at any adjournments thereof. In this Information Circular, references to the “Company”, “we”, “our” and “Silvercorp” refer to Silvercorp Metals Inc. and its subsidiaries, unless stated otherwise. “Common Shares” means common shares without par value in the capital of the Company. “Options” and “RSUs” means the stock options and the restricted share units, respectively, granted to the directors, officers, employees, and consultants of the Company in accordance with the terms of the Company’s amended and restated share-based compensation plan (the “Omnibus Plan”). All currency amounts stated herein are expressed in lawful currency of the United States, unless otherwise specified.

Solicitation of Proxies

This solicitation is made on behalf of Management of the Company. Solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers, and employees of the Company or by the Company’s registrar and transfer agent. All costs of solicitation will be borne by the Company. The principal executive office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1. The telephone number is (604) 669-9397, toll free telephone number is 1-888-224-1881, and facsimile number is (604) 669-9387. The Company’s website address is https://silvercorpmetals.com. The information on this website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1.

Notice and Access

The Company has elected to use the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) for distribution of the Notice of Meeting, the form of proxy (the “Proxy”) or voting information form (the “Voting Instruction Form”), as applicable, and this Information Circular (collectively, the “Meeting Materials”) to both Registered Shareholders and Non-Registered Shareholders (each as defined below).

Under Notice and Access, instead of receiving a printed copy of the Meeting Materials, Shareholders receive a notice (the “Notice-and-Access Notification”) with information as to the date, location and purpose of the Meeting, as well as information on how they may access the Meeting Materials electronically. The Company adopted this alternative means of delivery for the Meeting Materials in order to reduce paper use, and the printing and mailing costs.

As described in the Notice-and-Access Notification mailed to the Shareholders, the Company will, in accordance with NI 54-101 and NI 51-102, deliver the Meeting Materials to Shareholders by posting them at https://silvercorpmetals.com/AGM on August 19, 2025. The Meeting Materials will remain on this website for one year following the date of this notice. In addition, the Meeting Materials are available on the Company’s profile on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Shareholders who wish to receive paper copies of the Meeting Materials or audited financial statements may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your Proxy or Voting Instruction Form. Meeting Materials and/or audited financial statements will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

If you have any questions, please call toll free 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about Notice and Access.

The Company anticipates that Notice and Access will directly benefit the Company through reductions in paper use, postage and printing costs.

Shareholders are reminded to access and review all of the information contained in the Information Circular carefully before voting.

PROXY Instructions

Appointment of Proxyholder(s)

The persons named in the Proxy are directors and/or officers of the Company (“Management Designee”). A Registered Shareholder has the right to appoint a different person or company, who need not be a Shareholder, as proxyholder/alternate proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the persons named in the Proxy and inserting the name of that other person or company in the blank space provided. If you leave the space on the Proxy blank, those directors and/or officers named on the Proxy will be appointed to act as your proxyholder.

The Proxy must be signed in writing by the Registered Shareholder, or such Registered Shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Proxy must be accompanied by the original power of attorney or a notarial certified copy thereof. If the Registered Shareholder is a corporation, the Proxy must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such Proxy.

A Proxy will only be valid if it is duly completed, signed, dated and received at the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), in accordance with the instructions provided on the Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion. The Chairman of the Meeting is under no obligation to accept or reject any particular late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

REVOCATION OF PROXIES

A Registered Shareholder may revoke a Proxy by delivering an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing, or where the Registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting, on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken. A Registered Shareholder may also revoke a Proxy by depositing another properly executed Proxy bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders (as defined below) who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Company (where the Non-Registered Shareholder is a NOBO (as defined below)) or their Intermediaries (where the Non-Registered Shareholder is an OBO (as defined below)) to change their vote and, if necessary, revoke their Proxy.

How to Vote

Only Shareholders whose name appears on the records of the Company’s central security register (“Registered Shareholders”) as of the Record Date (as defined below) or their duly appointed proxyholders are permitted to vote at the Meeting. Non-Registered Shareholders (as defined below) are not permitted to vote at the Meeting unless they follow the instructions set forth below.

Registered Shareholders: If you are a Registered Shareholder, you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the Proxy and delivering it according to the instructions contained in the Proxy and this Information Circular. If you intend to attend the Meeting and vote your Common Shares in person, you do not need to complete a Proxy.

Non-Registered Shareholders: Most Shareholders are “non-registered” shareholders (“Non-Registered Shareholders”), meaning the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

If you are a Non-Registered Shareholder, the documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your Intermediary that you do not object to the Intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your Intermediary that you object to the Intermediary disclosing such beneficial ownership information. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting, if you follow the procedures outlined below.

Non-Objecting Beneficial Owners: If you are a NOBO, and unless you have previously informed your Intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from the Company or its agent a Notice-and-Access Notification and a Voting Instruction Form pursuant to NI 54-101. These security holder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding the Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Voting Instruction Form.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the Voting Instruction Form provided to you and we will deposit it with our transfer agent, or, if you request on the Voting Instruction Form, we will send you a Proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your Common Shares to be voted, please complete and return the information requested in the Voting Instruction Form to provide your specific voting instructions. If you do not return your voting instructions as specified in the Voting Instruction Form, your Common Shares will not be voted.

Objecting Beneficial Owners: The Company does not intend to pay for Intermediaries to forward the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to Non-Registered Shareholders who are OBOs under NI 54-101. OBOs will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery. If you receive or have already received from your Intermediary either a Voting Instruction Form or a Proxy, follow the instructions provided in order to ensure your Common Shares are voted in accordance with your instructions. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow for providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting, you should follow the procedure in the instructions provided by or on behalf of your Intermediary and insert your name in the space provided on the Voting Instruction Form or Proxy or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

The purpose of the above procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or the Company, as applicable, including those regarding when and where the Proxy or Voting Instruction Form is to be delivered.

A Non-Registered Shareholder may revoke a Voting Instruction Form or any waiver of their right to receive materials relating to a meeting which has been given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a Voting Instruction Form or of a waiver of the right to receive materials relating to a meeting which is not received by the Intermediary at least seven days prior to the Meeting.

Voting of Shares and Exercise of Discretion by Proxyholders

If you complete your Proxy properly, then the nominee named in your Proxy will vote or withhold from voting the Common Shares represented by the Proxy in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you do not specify a choice on any given matter to be voted upon, your Common Shares will be voted in favour of such matter. The Proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Meeting, or any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

Interest of Certain Persons in Matters to be Acted Upon

No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditor. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

Record Date, Voting Shares, and Principal Shareholders

The directors of the Company have fixed August 11, 2025 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any such Registered Shareholder who either personally attends the Meeting, or has completed and delivered a Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting. Non-Registered Shareholders should refer to the instructions above if they wish their Common Shares to be voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares, each Common Share carrying the right to one vote. As of the Record Date, the Company has issued and outstanding 218,630,129 fully paid and non-assessable Common Shares. The Company has no other classes of shares.

On a show of hands, every individual who is present as a Registered Shareholder, or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by Proxy and every person who is a representative of a Registered Shareholder will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and which will be available at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons who, or companies that, beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIVING THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended March 31, 2025, together with the auditor’s report thereon (the “Financial Statements”) will be presented to the shareholders at the Meeting. The Financial Statements are available under the Company’s profile on SEDAR+ at www.sedarplus.ca, and on the Company’s website at https://silvercorpmetals.com. A paper copy may be requested, at no charge to the shareholder, by calling the Corporate Secretary of the Company toll-free at 1-888-224-1881.

NUMBER OF DIRECTORS

The board of directors of the Company (the “Board”) presently consists of six directors. Management proposes that the number of directors on the Board be fixed at six (6). Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be fixed at six (6) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

The Board recommends a vote “FOR” the approval of the resolution setting the number of directors at six (6). In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the approval of the resolution setting the number of directors at six (6).

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders, or until his or her successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act.

Advance Notice Policy

No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Company’s advance notice policy (the “Advance Notice Policy”). A copy of the Advance Notice Policy was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and is available on the Company’s website at https://silvercorpmetals.com/corporate-governance. The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the Business Corporations Act; or (ii) a requisition of the Shareholders made in accordance with section 167 of the Business Corporations Act. Among other things, the Advance Notice Policy fixes a deadline by which holders of record of the Common Shares must submit director nominations to the secretary of the Company prior to any annual or special meeting of Shareholders and sets forth the specific information that a Shareholder must include in the written notice to the secretary of the Company.

In the case of an annual meeting of Shareholders, notice to the Company must be made not less than 30 or more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

To be in proper written form, a notice to the Company nominating a person for election to the Board must include certain information as set forth in the Advance Notice Policy with respect to the nominee and to the nominating Shareholder. The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Majority Voting Policy

Management has received written consent from each of Management’s nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy in accordance with the requirements of the Toronto Stock Exchange (the “TSX”) and the recommendation of the Canadian Coalition for Good Governance, which means that any director nominee who receives more votes cast as withheld than voted in favour will tender his or her resignation immediately following the Meeting. The Board will consider the resignation offer and will determine whether or not to accept it within 90 days following the applicable annual meeting. The Board will be expected to accept the resignation except in situations where exceptional circumstances warrant the applicable director to continue to serve on the Board. A copy of the majority voting policy can be found on the Company’s website at http://silvercorp.ca/company/corporate-governance.

Nominees for Election as Directors

At the Meeting, the six persons named below will be proposed for election to the Board (the “Director Nominees”). Five of the six Director Nominees (83%) are “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Dr. Rui Feng is not considered to be “independent” as he is the Chief Executive Officer and Chairman of the Company. Management has received written consent from each of the Director Nominees as to their willingness and ability to serve as a director. The six proposed Director Nominees were duly elected as directors at the last Annual General Meeting of shareholders held on September 27, 2024.

The Board recommends that shareholders vote FOR the Director Nominees.

In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the election of the Director Nominees.

Information regarding the Director Nominees is set out below.

Dr. Rui Feng

Dr. Rui Feng is a successful entrepreneur, explorer, and mine builder with over 30 years of global mining industry experience.

Dr. Feng’s passion for discoveries and mining exploration has led him to explore and acquire mineral opportunities worldwide. He was integral in discovering China Gold International Resources, formerly Jinshan Gold’s CSH Gold Mine in China in 2002, and New Pacific Metals’ Silver Sand and Carangas silver projects in Bolivia.

Dr. Feng founded Silvercorp in 2003 by acquiring early-stage properties in China. Through discovery, development and acquisition, Silvercorp has become one of the most profitable Canadian mining companies, with multiple producing mines in China and one mine under construction and the second mine under development in Ecuador.

Dr. Feng obtained his B.Sc. and M.Sc. degrees in Geology in China, his Ph.D. in Geological Science from the University of Saskatchewan in Canada in 1992 and received a post-Doctorial fellowship from National Science and Engineering Council of Canada in 1992.

Dr. Feng supports many community and social causes through contributions made personally and through the actions of the companies he leads.

Residence: Beijing, China Age: 62 Director since: September 2003 Independent: No Principal Occupation: CEO and Chairman of the Company

Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 5, 2025			6,596,000	1,177,500	410,000
August 12, 2024			6,243,000	1,398,000	445,000
August 11, 2023			5,863,000	1,483,000	370,000

Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Leadership; Evaluation and Acquisition of new projects, Mine Production, Operation and Planning; Geological Exploration; CSR Management and Human Resource Management.
2024	92.97%	7.03%
2023	94.78%	5.22%
2022	96.08%	3.92%

Board and Committee Membership and Attendance in Fiscal 2025			Other Public Directorships
Board (Chair) Sustainability committee	8 of 8 1 of 1		Tincorp Metals Inc.

Paul Simpson

Mr. Paul Simpson is a Vancouver based corporate securities and mining lawyer with the firm Armstrong Simpson. Mr. Simpson also holds a Certificate in Mining Law from Osgoode Hall Law School.

Mr. Simpson has over 30 years of experience, predominantly advising public companies with international natural resource property holdings.

Residence: Vancouver, BC, Canada Age: 68 Director since: June 2003 Independent: Yes Principal Occupation: Securities Lawyer
Equity Ownership
	Number of Common Shares	Number of Restricted Share Units	Number of Options
August 5, 2025	1,194,718	65,666	70,000
August 12, 2024	1,151,485	66,999	74,000
August 11, 2023	1,135,151	58,333	48,000

Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Leadership; International Business; Mergers and Acquisitions; Mining Industry; Public Companies and Listings; Corporate Governance; Health and Safety/Sustainability/Risk Management; Talent Management; Public Relations.
2024	89.32%	10.68%
2023	55.16%	44.84%
2022	91.10%	8.90%

Board and Committee Membership and Attendance in Fiscal 2025			Other Public Directorships
Board (Independent Lead Director) Audit Committee Compensation committee (Chair) Governance committee (Chair)	7 of 8 4 of 4 1 of 1 1 of 1		New Pacific Metals Corp.

Marina A. Katusa

Ms. Katusa has over 17 years of business experience in areas including mineral exploration, research analysis, strategic planning and corporate development.

Ms. Katusa earned a Master of Business Administration (MBA) degree, and a Bachelor of Science (B.Sc) degree in Geology/Earth & Ocean Science from the University of British Columbia.

She has been the President and CEO of Canita Consulting Corporation since 2010. She is a member of the Board of Directors of Mercy Ships Canada. She was a member of the Board of Directors of Osisko Development Corp from 2021 to 2024, and member of the Board of Directors of Family Services of Greater Vancouver from 2016 to 2020, Director of Corporate Development and Strategy at GCT Global Container Terminals Inc from 2013 to 2017, and the Vice President of Exeter Resource Corporation from 2012 to 2013.

Residence: Vancouver, BC, Canada Age: 41 Director since: September, 2017 Independent: Yes Principal Occupation: President/CEO of Canita Consulting Corporation
Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 5, 2025			190,667	57,333	70,000
August 12, 2024			165,166	57,834	74,000
August 11, 2023			139,666	58,334	48,000

Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Planning; Corporate Development; International Business; Corporate Finance; Mining Industry and Geology; Sustainability/Risk Management; ESG; Public Company Boards; Corporate Governance.
2024	98.01%	1.99%
2023	96.77%	3.23%
2022	95.20%	4.80%

Board and Committee Membership and Attendance in Fiscal 2025			Other Public Directorships
Board Audit committee Governance committee Sustainability committee (Chair)	8 of 8 2 of 2 1 of 1 1 of 1		N/A

Yikang Liu

Mr. Yikang Liu is the Past Deputy General Secretary of the China Mining Association and the 35th & 36th Vice-Chairman of the Geological Society of China.

Before he retired in 2001, Mr. Liu was the Chief Geologist for the former Ministry of Metallurgical Industry of China. While he was there, he made significant contributions to the amendment of the last China Mineral Resources Law. Mr. Liu, representing Chinese interests, is the person responsible for the establishment of the first Sino-foreign joint venture for mineral exploration in China.

Mr. Liu has over 40 years of geological experience in managing, evaluating and exploring mineral projects for the Chinese government in China and in many countries around the world including Bolivia, Ethiopia, Greenland, Iran, Madagascar, Peru, the Philippines and Zambia.

Residence: Beijing China Age: 83 Director since: July 2006 Independent: Yes Principal Occupation: Consultant and Corporate Director.

In a mentoring capacity, Mr. Liu was an Adjunct Professor of Geology at the Changchun College of Technology, Northeast University and the China University of Geoscience.

Silvercorp continues to benefit from the counsel of Mr. Liu's expertise in mining development and exploration in China.

Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 5, 2025			101,333	52,333	70,000
August 12, 2024			97,500	57,834	74,000
August 11, 2023			102,333	55,000	48,000

Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Planning; Corporate Development; International Business; Corporate Finance; Mining Industry, Operations, and Geology; Sustainability/Risk Management.
2024	98.98%	1.02%
2023	97.27%	2.73%
2022	98.54%	1.46%

Board and Committee Membership and Attendance in Fiscal 2025			Other Public Directorships
Board Compensation committee Sustainability committee	8 of 8 1 of 1 1 of 1		N/A

Ken Robertson

Mr. Robertson was a partner, and Global Mining & Metals Group Leader with Ernst & Young LLP ("EY"). During his career at EY in Canada and the United Kingdom, Mr. Robertson developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance.

Mr. Robertson is a Chartered Professional Accountant.

Mr. Robertson has over 35 years of public accounting experience in Canada and England. Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Residence: Vancouver, BC, Canada Age: 70 Director since: September 2023 Independent: Yes Principal Occupation: Corporate Director
Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 5, 2025			35,000	55,000	50,000
August 12, 2024			9,167	55,833	36,000
August 11, 2023			N/A	40,000	10,000

Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Planning; Mining Industry; Merger and Acquisition, Corporate Finance; Accounting and Auditing; Risk Management; Public Company Boards; Corporate Governance.
2024	98.39%	1.61%
2023	96.83%	3.17%
2022	98.62%	1.38%

Board and Committee Membership and Attendance in Fiscal 2025			Other Public Directorships
Board Audit committee (Chair) Compensation committee Governance committee	8 of 8 4 of 4 1 of 1 1 of 1		Gold Royalty Corporation; Uranium Royalty Corp.

Helen Cai

Ms. Cai is a finance and investment professional with over two decades of experience, she is extensively versed in capital markets and all aspects of corporate finance from strategic planning to M&A transactions. Ms. Cai is currently an independent director of Barrick Mining Corporation and most recently worked as a managing director with China International Capital Corporation until the spring of 2021.

Prior to this, Ms. Cai worked as a research analyst with the Goldman Sachs Group covering American mining and technology sectors and was highly ranked by the StarMine analyst ranking service. As a lead research analyst at China International Capital Corporation, Ms. Cai was ranked as Best Analyst by Institutional Investor and Asia Money in their China Research Sector Polls for multiple years when covering Hong Kong and China listed companies. The landmark cross-border financing and M&A transactions she led subsequently as a senior investment banker also won various awards from Asia Money and The Asset.

Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at Tsinghua University in China and the Massachusetts Institute of Technology in the United States, where she received two master’s degrees and multiple fellowship awards.

Residence: Hong Kong, China Age: 52 Director since: February 2024 Independent: Yes Principal Occupation: Corporate Director
Equity Ownership
			Number of Common Shares	Number of Restricted Share Units	Number of Options
August 5, 2025			8,333	41,667	40,000
August 12, 2024			N/A	25,000	26,000
August 11, 2023			N/A	N/A	N/A

Director Election – Voting Results			Areas of Expertise
Year	For	Withheld	Strategic Planning; Mining Industry; Merger and Acquisition, Corporate Finance; Corporate Development; International Business; Risk Management; Public Company Boards; Corporate Governance.
2024	99.10%	0.90%
2023	N/A	N/A
2022	N/A	N/A

Board and Committee Membership and Attendance in Fiscal 2025			Other Public Directorships
Board Audit committee	8 of 8 2 of 2		Barrick Mining Corporation

The information as to the municipality and province, country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercise control or direction set out above has been furnished by the individual nominees as at August 5, 2025.

Silvercorp confirms that no director, together with his or her associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

No proposed director:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective proposed directors themselves.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Independent Registered Public Accounting Firm, of Vancouver, British Columbia, be re-appointed as the auditor of the Company to hold office until the next annual general meeting of the Shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration. Deloitte LLP, Independent Registered Public Accounting Firm, was first appointed as the auditor of the Company on November 26, 2012.

The following table shows the fees earned by Deloitte LLP for services for the years ended March 31, 2025 and 2024.

	Year Ended March 31, 2025	Year Ended March 31, 2024
Audit Fees (1)	$1,173,888	$1,204,000
Audit-Related Fees (2)	$1,388,224	$81,500
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$2,562,112	$1,285,500

Notes:

1.	“Audit Fees” include the aggregate fees billed for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for Fiscal 2025 and Fiscal 2024, or review services that are normally provided by the principal accountant in connection with interim filings or engagements for those fiscal years. For the years ended March 31, 2025 and 2024, fees of $159,120 and $156,000, respectively, related to the review of interim filings have been included as part of “Audit Fees”.

2.	“Audit-Related Fees” include the aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above note (1).
3.	“Tax Fees” include the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
4.	“All Other Fees” include the aggregate fees billed for products and services provided by the principal accountant, other than the services reported in the above items.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass an ordinary resolution appointing Deloitte LLP, Independent Registered Public Accounting Firm, of Vancouver, British Columbia, as auditor of the Company until the next annual general meeting of Shareholders, or until a successor is appointed, at a remuneration to be fixed by the Board.

The Board recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company at a remuneration to be fixed by the Board. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the appointment of Deloitte LLP as auditor of the Company, at a remuneration to be fixed by the Board.

RE-APPROVAL OF OMNIBUS PLAN

In accordance with the policies of the TSX, all unallocated options, rights or other entitlements under a securities-based compensation arrangement (which includes the Company’s Omnibus Plan) which does not have a fixed maximum aggregate of securities issuable from treasury by the issuer under such an arrangement must be approved by a majority of the issuer’s directors and by the issuer’s securityholders every three years.

The Company’s Omnibus Plan requires such approvals as it is an “evergreen” plan, meaning that, instead of a fixed maximum, the number of Shares issuable under the Omnibus Plan is limited by reference to a percentage of the Shares outstanding from time to time. Specifically, the maximum aggregate number of Shares reserved for issuance under the Omnibus Plan, together with the number of shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding shares of the Company, from time to time. As a result, should the Company issue additional Shares in the future, the number of Shares issuable under the Omnibus Plan will increase accordingly.

The Omnibus Plan was last approved at the Company’s annual meeting of shareholders held on September 30, 2022, and as a result, the three-year term of effectiveness prescribed by the TSX will expire on September 30, 2025. The Company is therefore seeking Shareholder approval of the unallocated Awards under the Omnibus Plan at the Meeting.

The number of unallocated Awards under the Omnibus Plan at any given time is calculated by subtracting (i) the number of Shares issuable pursuant to Awards under the Omnibus Plan and pursuant to grants under all other securities-based compensation arrangements of the Company from (ii) the number calculated as 10% of the issued and outstanding Shares.

As of August 5, 2025, the Company had 218,630,129 Shares outstanding and 4,072,348 Shares issuable under existing Award grants (equal to approximately 1.86% of the outstanding Shares). Accordingly, there were unallocated Awards to acquire 17,790,664 Shares under the Omnibus Plan as of August 5, 2025 (equal to approximately 8.14% of the outstanding Shares).

At the Meeting, Shareholders will be asked to vote for or against the following resolutions:

“WHEREAS the Board of Directors (the “Board”) of Silvercorp Metals Inc. (the “Company”) adopted on August 10, 2022 a share based compensation plan (the “Omnibus Plan”) which does not have a fixed maximum number of common shares issuable;

AND WHEREAS the shareholders of the Company approved the Omnibus Plan, by a majority of votes, cast on September 30, 2022;

AND WHEREAS the maximum number of common shares of the Company (“Shares”) available for issuance under the Omnibus Plan shall not exceed 10% of the issued and outstanding common shares of the Company from time to time, less the number of Shares reserved for issuance under all other security based compensation arrangements of the Company;

AND WHEREAS the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangements which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the shareholders of the Company, that:

1.	the Omnibus Plan, as detailed in the management information circular of the Company dated August 11th, 2025 (the “Information Circular”), is hereby re-approved;

2.	all unallocated Awards under the Omnibus Plan are hereby approved;

3.	the Company is hereby authorized to continue to reserve for issuance under the Omnibus Plan at any time a maximum of 10% of the outstanding common shares of the Company for issuance from time to time pursuant to the exercise or settlement of Awards thereunder;

4.	the Company is hereby authorized to continue granting Awards under the Omnibus Plan until September 26, 2028, which is the date that is three (3) years from the date hereof; and

5.	any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions.”

In order to be effective, the resolution approving the Omnibus Plan must be approved by a majority of the votes cast at the Meeting.

If the Shareholders at the Meeting do not pass the resolution approving the Omnibus Plan, the Awards previously granted before September 26, 2025 will be valid; however, the Company will not be permitted to grant further Awards without Shareholder approval.

The Board has determined that the Omnibus Plan is in the best interests of the Company and its shareholders, and recommends that Shareholders vote IN FAVOUR OF the foregoing resolutions approving the Omnibus Plan and the unallocated Awards thereunder. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the foregoing resolutions approving the Omnibus Plan and the unallocated Awards thereunder.

Please see “Equity Compensation Plans” for a description of the Omnibus Plan. The Omnibus Plan is viewable under the Company’s SEDAR+ profile at www.sedarplus.ca, and a copy of the Omnibus Plan is provided in this information circular attached hereto as Exhibit “B” – Omnibus Plan. The Company will, upon request at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Attention: Corporate Secretary, provide a copy of the Omnibus Plan free of charge to any Shareholder.

The Company has obtained conditional acceptance of the Omnibus Plan from the TSX.

Corporate Governance

The Company is committed to maintaining high standards of corporate governance and the Company’s corporate governance practices have been and continue to be in compliance with the applicable Canadian requirements. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The Company has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance.

The Company believes that its governance practices are appropriate and effective for its size, industry, and risk profile.

Following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

The Company’s Charters and Policies are available on the Company’s website at https://silvercorpmetals.com/corporate-governance/, as well as on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Copies may be obtained free of charge upon request to the Corporate Secretary at the Company’s head office.

Board of Directors

In compliance with the requirements of the Business Corporations Act, the directors are elected by the Shareholders to manage or supervise the Management of the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Five out of six of the Director Nominees are independent within the meaning of NI 52-110. One member of Management on the Board, Dr. Rui Feng, is not considered independent as he is the Chief Executive Officer and Chairman of the Company. The independent directors regularly meet without the members of Management present. Mr. Paul Simpson is the independent lead director of the Board. The role of the independent lead director is to act as the Chair for all meetings of the independent directors referred to above.

The Board has adopted a description of how it delineates its roles and stewardship responsibilities in the Board of Directors Charter, which is attached hereto as Schedule “1”. This description incorporates the guidelines and principles outlined in National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines. The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting Shareholders’ interests and maximizing value for the Shareholders. The disclosure regarding the Company’s corporate governance practices that is required by NI 58-101 is attached hereto as Exhibit “A”.

Corporate Governance AND NOMINATING Committee

The Corporate Governance and Nominating Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance and Nominating Committee works to ensure that (a) the Board functions independently of Management, (b) Management is clearly accountable to the Board, and (c) procedures are in place to monitor the effectiveness of the performance of the Board, the committees of the Board and individual directors. The Corporate Governance and Nominating Committee is comprised of Paul Simpson, Marina Katusa, and Ken Robertson, all of whom are independent directors pursuant to NI 52110. The Corporate Governance and Nominating Committee Charter is attached hereto as Schedule “2”.

Compensation Committee

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. The Compensation Committee Charter is attached hereto as Schedule “3”. The Compensation Committee is comprised of Paul Simpson, Yikang Liu, and Marina Katusa, all of whom are independent directors pursuant to NI 52-110. All committee members have experience in executive compensation. Paul Simpson is a senior corporate securities lawyer, and holds a Certificate in Mining Law from Osgoode Hall Law School. He brings over 25 years’ experience in corporate law and corporate governance as it relates to compensation committees. Yikang Liu is the past Deputy General Secretary for China Mining Association and former Vice-Chair of the Geological Society of China. Marina Katusa has over 17 years of business experience and she holds a MBA degree, and a B.Sc degree in Geology/Earth & Ocean Science.

Given their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, and experience in reviewing executive and directors’ compensation; administering of stock options and stock option grants; and reviewing performance goals and assessments of executives. In Fiscal 2025, the Compensation Committee conducted market research and selected 8 producing mining companies with main focus on silver sector as benchmarking. The Company’s compensation policies and programs are designed to be competitive with publicly listed mining companies of similar size and to recognize and reward executive performance consistent with the success of the Company’s business.

Audit Committee

The Audit Committee is comprised of Ken Robertson, Helen Cai, and Paul Simpson, all of whom are independent directors and financially literate withing the meaning of NI 52-110. For information regarding the Audit Committee and to view the Audit Committee Charter, see the Company’s annual information form (the “AIF”) dated June 5, 2025, under the heading “Audit Committee”. The AIF is available under the Company’s profile at www.sedarplus.ca and on the Company’s website at https://silvercorpmetals.com.

SUSTAINABILITY Committee

At Silvercorp, we strive to operate all aspects of our business in line with the highest safety standards, and in the most efficient and sustainable way possible. Our focus is on generating sustainable growth through the optimization of innovative technology while operating in an environmentally responsible way.

Our Vision:

Be a technologically advanced, well-managed, and sustainable mining company.

Our Values:

●	Operate sustainably by prioritizing safety and the environment.

●	Apply technology and efficient management to ensure our competitiveness.

●	Respect our people and enable them to achieve their potential.

●	Embody the principles of honesty and integrity.

●	Strive to innovate for further excellence.

Silvercorp is committed to the principles of sustainable development, safety, and conducting its activities in an environmentally and socially responsible manner. We believe in caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for employees, local communities and governments; and operating transparently. Maintaining and improving good relationships and collaboration with the Company’s host communities is essential to achieving our sustainability targets. Through attentive engagement and collaboration, we understand the social, economic and environmental priorities, and takes actions to tackle the most pressing issues and risks.

The Sustainability Committee Charter is available on the Company’s website at https://silvercorpmetals.com/corporate-governance/, as well as on SEDAR+ at www.sedarplus.ca The Sustainability Committee is comprised of Marina Katusa, Dr. Rui Feng and Yikang Liu. Each of the members of the Sustainability Committee, other than Dr. Rui Feng, is independent pursuant to NI 52-110.

The Corporate Governance and Nominating Committee, Compensation Committee, Audit Committee and Sustainability Committee will each be re-constituted after the Meeting.

Executive Compensation

The following table sets forth a summary of the total compensation during the three most recently completed financial years paid to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and the three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD$150,000, and any additional individuals who satisfy these criteria but for the fact that individual was not serving as an officer, nor acting in a similar capacity, at the end of the most recently completed financial year, hereinafter referred to as the “Named Executive Officers” or the “NEOs”.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary (1) (US$)	Share-Based Awards (4) (US$)	Options- Based Awards (5) (US$)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (2) (US$)
					Annual Incentive Plan	Long Term Incentive Plan
Dr. Rui Feng, Chairman, CEO and Director (3)	2025	992,250	1,093,546	78,478	1,400,000	–	–	–	3,564,274
	2024	945,000	1,174,464	–	1,091,000	–	–	–	3,210,464
	2023	900,000	1,493,118	197,327	1,091,000	–	–	–	3,681,444
Lon Shaver, President (6)	2025	235,176	269,424	26,159	173,219	–	–	–	703,978
	2024	237,266	234,893	–	133,462	–	–	–	605,621
	2023	207,861	133,673	35,374	75,586	–	–	–	452,494
Derek Liu, Chief Financial Officer	2025	235,176	240,897	26,159	154,532	–	–	–	656,764
	2024	237,266	274,042	–	113,072	–	–	–	624,380
	2023	232,804	207,937	58,957	139,834	–	–	–	639,532
Lichang Peng, General Manager of China Operations	2025	124,653	158,485	–	86,250	–	–	–	369,388
	2024	125,588	148,765	–	74,145	–	–	–	348,498
	2023	124,063	83,175	23,583	75,586	–	–	–	306,407
Jonathan Hoyles, General Counsel and Corporate Secretary (7)	2025	146,985	31,697	10,464	45,641	–	–	–	234,787
	2024	105,039	–	–	–	–	–	–	105,039
	2023	–	–	–	–	–	–	–	–
Total	2025	1,734,240	1,794,049	141,260	1,859,642	–	–	–	5,529,191
	2024	1,650,159	1,832,164	–	1,411,679	–	–	–	4,894,002
	2023	1,464,728	1,917,903	315,241	1,382,006	–	–	–	5,079,877

Notes:

(1)	Includes consulting fees paid to NEOs.
(2)	Other than the consulting fees and annual incentive compensation paid to Dr. Rui Feng, the amounts paid to the NEOs were in Canadian dollars and converted into US dollars using the average exchange rate as per Bank of Canada for the corresponding fiscal year.
(3)	Consulting fees are payable to Dr. Rui Feng for his services pursuant to a consulting agreement dated October 1, 2020. The Board reviews and adjusts such fees annually. No compensation was paid to Dr. Rui Feng for his services as a director of the Company.
(4)	On April 1, 2024, April 10, 2023, February 23, 2023 and April 26, 2022 the Company awarded RSUs that vest over a three-year period at a value of CAD $4.41, CAD $5.28, CAD$4.08 and CAD$3.93 per unit, respectively.
(5)	The Company has adopted IFRS 2 – Share-based Payment to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect Management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the control of the Company. The following table summarizes the key assumptions used to calculate the fair value of each set of Options granted in each fiscal year ended March 31:
(6)	Mr. Lon Shaver was promoted to President from Vice President in September 2023.
(7)	Mr. Jonathan Hoyles was appointed as General Counsel of the Company in July 2023 and Corporate Secretary in October 2023.

Outstanding Share-Based Awards and Option-Based Awards

Name	Fiscal Year of Options Granted	Grant Date	Options Granted(1)	Exercise price (CAD$)	Expired Date	Weighted average expected life (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per option (CAD$)
Dr. Rui Feng, Chairman, CEO and Director	2025	01/Apr/2024	75,000	4.41	01/Apr/2029	2.75	4.03%	47.97%	1.46
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	23/Feb/2023	50,000	4.08	23/Feb/2028	2.75	3.95%	57.31%	1.55
	2023	26/Apr/2022	100,000	3.93	26/Apr/2027	2.75	2.49%	62.53%	1.56
Lon Shaver, President	2025	01/Apr/2024	25,000	4.41	01/Apr/2029	2.75	4.03%	47.97%	1.46
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	26/Apr/2022	30,000	3.93	26/Apr/2027	2.75	2.49%	62.53%	1.56
Derek Liu, Chief Financial Officer	2025	01/Apr/2024	25,000	4.41	01/Apr/2029	2.75	4.03%	47.97%	1.46
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	26/Apr/2022	50,000	3.93	26/Apr/2027	2.75	2.49%	62.53%	1.56
Lichang Peng, General Manager of China Operations	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	26/Apr/2022	30,000	3.93	26/Apr/2027	2.75	2.49%	62.53%	1.56
Jonathan Hoyles General Counsel and Corporate Secretary	2025	01/Apr/2024	10,000	4.41	01/Apr/2029	2.75	4.03%	47.97%	1.46
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The following table summarizes awards outstanding at fiscal year ended March 31, 2025, for each NEO:

	Option-Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (CAD$)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- Based Awards that have not Vested (CAD$)	Market or Payout Value of Vested Shares or Units of Shares not Paid Out or Distributed (CAD$)
Dr. Rui Feng, Chairman, CEO and Director	75,000	4.41	01-Apr-2029	85,500	537,750	$2,984,513	$3,101,063
	50,000	4.08	23-Feb-2028	73,500
	100,000	3.93	26-Apr-2027	162,000
	110,000	9.45	11-Nov-2025	Nil
	110,000	5.46	26-May-2025	9,900
Lon Shaver, President	25,000	4.41	01-Apr-2029	28,500	108,333	$601,248	$434,759
	30,000	3.93	26-Apr-2027	48,600
	20,000	9.45	11-Nov-2025	Nil
	20,000	5.46	06-Jun-2025	1,800
Derek Liu, CFO	25,000	4.41	01-Apr-2029	28,500	110,000	$610,500	$64,746
	16,667	3.93	26-Apr-2027	27,001
	30,000	9.45	11-Nov-2025	Nil
	30,000	5.46	26-May-2025	2,700

Lichang Peng, General Manager of China Operations	10,000	3.93	26-Apr-2027	16,200	65,334	$362,604	Nil
	20,000	9.45	11-Nov-2025	Nil
Jonathan Hoyles, General Counsel and Corporate Secretary	8,333	4.41	01-Apr-2029	9,500	8,333	$46,248	Nil

Notes:

(1) The closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on March 31, 2025, was CAD $5.55.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards – Value vested during the year (US$)	Share-Based Awards – Value vested during the year (US$)	Non-Equity Incentive Plan Compensation – Value earned during the year (US$)
Dr. Rui Feng, Chairman, CEO and Director	64,686	1,629,163	1,400,000
Lon Shaver, President	15,945	40,960	173,219
Derek Liu, CFO	23,541	234,865	154,532
Lichang Peng, General Manager of China Operations	11,392	144,897	86,250
Jonathan Hoyles, General Counsel and Corporate Secretary	1,821	7,105	45,641

Option Repricing

There are no Options held by the NEOs that have been repriced.

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Employment Agreements

As at the date of this Information Circular, the Company does not have any employment contracts with the NEOs other than as disclosed below.

Dr. Rui Feng, CEO, Chairman and Director

Dr. Rui Feng entered into an agreement on October 1, 2020 to provide senior executive services to the Company, at the annual salary or consulting fee as set out in the summary compensation above. Under the agreement, either party may terminate the agreement for any reason upon thirty (30) days written notice. In the event that the Company provides notice to terminate this agreement, it shall pay Dr. Rui Feng a termination fee equal to the full amount of the annual consulting fee, plus an additional 1/6th of the annual consulting fee for each year of service provided which commenced in September 2003.

Lon Shaver, President

Lon Shaver was promoted to President of the Company in September 2023. On July 16, 2018, the Company entered into an employment agreement to engage Lon Shaver as Vice President of the Company, at a base salary as set out in the summary compensation table above, in which he is entitled to share-based compensation and annual performance bonuses. Lon Shaver agreed to a “Non-Competition Period” of twelve months after the termination of his employment agreement.

Derek Liu, CFO

On June 26, 2019, the Company entered into an agreement to engage Derek Liu to provide services as Chief Financial Officer of the Company at the annual salary as set out in the summary compensation table above. Derek Liu agreed to a “Non-Competition Period” of twelve months after the termination of his employment agreement.

Lichang Peng, General Manager of China Operations

In February 2005, the Company entered into an employment agreement with Lichang Peng. Since then, Lichang Peng has been assuming various positions at the subsidiaries of the Company, including the General Manager of Henan Found Mining Co. Limited and the General Manager of Guangdong Found Mining Co. Limited. In September 2022, Lichang Peng was promoted to be the General Manager of China Operations. His compensation including a base salary, share-based compensation and annual performance bonuses as set out in the summary compensation table above.

Jonathan Hoyles, General Counsel

On July 17, 2023, the Company entered into an employment agreement to engage Jonathan Hoyles as General Counsel of the Company, at a base salary as set out in the summary compensation table above, in which he is entitled to share-based compensation and annual performance bonuses. Jonathan Hoyles agreed to a “Non-Competition Period” of twelve months after the termination of his employment agreement.

Change of Control Agreements

The Company has in effect change of control agreements with each of Dr. Rui Feng, Derek Liu and Lon Shaver. The terms of the change of control agreements provide that if an executive officer’s employment agreement or consulting agreement, as applicable, is terminated, other than for cause, within 18 months after a “Change of Control” (as defined below), the executive officer shall be entitled to: (i) a lump sum payment equal to 18 months base compensation plus any other amounts owed for compensation in arrears, (ii) bonus, if awarded, (iii) continuation of benefits for 18 months, (iv) immediate vesting of all outstanding Options, registered share units and other rights and entitlements, (v) payment of recruitment services to assist in securing alternative employment. The Company is responsible for the payment of the Change of Control payments and there are no requirements to receiving a Change of Control payment (such as execution of a non-competition agreement, non-solicitation agreement or confidentiality agreement).

The change of control agreements deem a “Change of Control” to occur if: (i) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which equity securities of the Company possessing more than 50% of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the directors of the Company prior to the transaction constitute less than 50% of the Board membership following the transaction, except that no Change of Control will be deemed to occur if such merger, amalgamation, arrangement, consolidation, reorganization or transfer is with any subsidiary or subsidiaries of the Company; (ii) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 25% or more of the voting rights attached to all outstanding equity securities; (iii) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or (iv) the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

Quantified Impact of Termination and Change of Control Provisions

If a Change of Control of the Company had occurred on March 31, 2025, the total estimated cash cost to the Company of related payments to the below NEOs (which includes the accelerated option-based award value and share-based award value) is estimated at US$ 5,284,496. The following table shows estimated incremental payments triggered pursuant to termination of employment of an NEO in accordance with the termination provisions described above:

Name	Termination Without Cause Under Agreement Provision Value (USD) (1)(2)(3)	Change of Control Provision Value (USD) (1)(2)(3)(4)
Dr. Rui Feng	4,563,444	3,783,108
Lon Shaver	-	826,492
Derek Liu	-	814,381

Notes:

(1)	The termination values assume that the triggering event took place on the last business day of the Company’s financial year-end (March 31, 2025).
(2)	The accelerated option-based award value on the last business day of the Company’s year-end (March 31, 2025) was calculated based on the difference between the value of the Options that would have vested and the closing price of the Common Shares on the TSX on March 31, 2025, of CAD$5.55.
(3)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered “incremental” payments made in connection with termination of employment.
(4)	If Dr. Feng is terminated by virtue of a Change of Control, he will receive the greater of the value under the change of control agreement or under his consulting agreement.

No new actions, decisions, or policies were made after the end of the last financial year to affect a reader’s understanding of an NEO’s compensation for the year ended March 31, 2025.

Compensation Discussion and Analysis

In Fiscal 2025, total compensation paid to the above NEOs was $5,529,190, higher compared to $4,894,002 in Fiscal 2024 (Fiscal 2023 - $5,079,877). The change was mainly due to change of bonuses and pay rate adjustments. In Fiscal 2025, total compensation paid to the NEOs changed primarily as a result of: i) an increase of $84,081 in payment of annual base fee totalling $1,734,240 compared to $1,650,159 in Fiscal 2024 and $1,464,728 in Fiscal 2023; ii) an increase in payment of annual bonuses totalling $1,859,642 compared to $1,411,679 in Fiscal 2024 and $1,382,006 in Fiscal 2023; and iii) grant of restricted share units in the value of $1,794,049 compared to $1,832,164 in Fiscal 2024 and $1,917,903 in Fiscal 2023; and iv) grant of stock options totalling $141,260 compared to $nil in Fiscal 2024, and $315,241 in Fiscal 2023.

The Company’s executive compensation program is overseen by the Compensation Committee of the Board. See “Compensation Committee” above for a description of the composition of the Compensation Committee. The Compensation Committee has the overall responsibility for recommending levels of executive compensation that are competitive and motivating, it is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company and the Company’s Omnibus Plan. The Compensation Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO, relative to both industry performance, and overall Company performance, and compares total compensation to compensation paid by comparable companies. Comparable silver mining companies continue to be comprised of publicly traded mining companies of similar size in North America, as determined by market capitalization, revenue, cash flows from operations, net income attributable to equity shareholders of the Company, and complexity relative to the Company. Comparable companies referenced by the Compensation Committee include the Company’s peer group, as listed below.

The objectives of the Company’s compensation program are to attract, retain and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company. The Company has employed a combination of base compensation and equity participation through its Omnibus Plan. In addition, the Company annually awards some of the executive officers, or companies controlled by executive officers, performance bonuses for the year. The Company does not offer securities purchase programs, Common Shares or units that are subject to restrictions on resale or other incentive plans. The Company, with the exception of Option grants, focuses on annual rather than long-term compensation.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining companies of a comparable size and with production, exploration and operations at a similar, or a more advanced stage. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of total compensation. Compensation decisions are made through discussion by the Compensation Committee, with input from the Chairman and CEO, with the final recommendations of the Compensation Committee being submitted to the Board of Directors for further discussion and final approval.

The target is for the total compensation package granted to the CEO to be approximately in the middle range of other comparably sized mining companies. However, there is no fixed formula, or pre-determined set of peer companies that is used for this determination, rather the Compensation Committee focuses on the executive compensation of a limited number of silver mining producers with market capitalizations and production profiles most similar to the Company. For the current year, this peer group consisted of Endeavour Silver Corp., First Majestic Silver Corp., Fortuna Silver Corp., Coeur Mining Inc., Hecla Mining Company, Pan American Silver Corp., K92 Mining Inc., and SSR Mining Inc. The Compensation Committee also places a particular emphasis on relative profitability and cash flow from operating activities.

The Compensation Committee reviews compensation mix on an annual basis with the goal of having a target performance-based compensation for the Chairman and CEO to be in excess of 50% of his total base compensation. In Fiscal 2025, of total compensation paid to Dr. Rui Feng, Chairman and CEO, 72% came from performance-based compensation compared to 71% in Fiscal 2024. Of the total compensation, 39% came from short term performance compensation (bonus) and 33% came from long term performance compensation (share-based awards) compared to 34% and 37%, respectively, in Fiscal 2024.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including forward contracts, equity swaps, collars, or like instruments, that are designed to hedge against a decrease in market value of securities of the Company granted to such NEO or director as compensation.

Base Compensation

In the Compensation Committee’s view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with consideration also given to internal relativity, individual performance, and the difficulty in finding a suitable alternative, particularly for a North American public company with mining operations in China.

Short Term Incentive Plan

The Company does not maintain any short-term incentive plans for its NEOs but does award annual performance bonuses, as discussed below.

Share-Based Awards

The Company believes that encouraging its executive officers and employees to increase the value of their shareholdings is one of the best ways of aligning their interests with those of its Shareholders. The Compensation Committee oversees the administration of the Omnibus Plan. The Omnibus Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries, an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers share-based awards, including grants of Options and RSUs when reviewing executive officer compensation packages as a whole.

The distribution of share-based awards, including Options and RSUs, is recommended by the Chairman and CEO to the members of the Compensation Committee who decide whether they agree with the recommendations and who, once satisfied, provide their recommendation to the Board. The number of Options and RSUs recommended for each individual is based upon seniority, responsibilities of the job position, and the performance of the Company. The Compensation Committee’s recommendation to the Board includes the number of Options and RSUs to be granted to the independent directors.

The NEOs are granted Options and/or RSUs commensurate with those offered by other companies in our industry, with consideration also given to internal relativity and individual performance. Options and/or RSUs are granted to executive officers taking into account a number of factors, including the amount and terms of Options and/or RSUs previously granted, base compensation, performance bonuses, if any, and competitive factors. All Options and/or RSUs awarded were granted at or above market prices, with a term of three to five years, and vesting in equal bi-annual amounts over either a two, three or four-year vesting period.

Total share-based awards granted to eligible participants in Fiscal 2025, 2024, and 2023 are summarized as follows:

Fiscal year	Options		RSUs		Total share-based awards
	Number of units granted	Percentage of outstanding common shares at year end (1)	Number of units granted	Percentage of outstanding common shares at year end (1)	Number of units granted	Percentage of outstanding common shares at year end (1)
2025	2,096,721(2)	1.0%	1,044,750	0.5%	3,141,471	1.4%
2024	Nil	Nil	1,056,000	0.6%	1,056,000	0.6%
2023	595,000	0.3%	1,154,000	0.7%	1,749,000	1.0%

Notes:

(1)	217,736,326 Common Shares were issued and outstanding as of March 31, 2025
(2)	This amount includes 1,766,721 Options that were issued as replacement Options pursuant to the Company’s acquisition of Adventus Mining Corporation.

Performance Bonuses

The NEOs are paid performance bonuses commensurate with those offered by other companies in our industry, with consideration also given to Company performance, individual performance and internal relativity. Considerations for NEOs performance bonus awards paid out during the fiscal 2025 year were based primarily on two elements:

(1) executive officers’ personal performance; and (2) Company performance.

The Executive Bonus Plan provides a variable component of total cash compensation that is directly related to the operating and financial performance of the Company. A total bonus pool is calculated using measurable parameters that align executive team interests with that of the Shareholders. A bonus pool equal to 2.5% of cash flows from operations (excluding changes in non-cash working capital) may be available to NEOs, other corporate headquarter employees, and certain high-ranking managers at the mine operations. From this available pool, a percentage of base salary will be awarded to an employee when the Company performance and personal performance achieve target performance for the year. The actual bonus percentage will be determined based on a weighting for achieving Company performance, including metal production, cost, and environmental and safety performance, and personal performance according to the level of position, as shown in the following table:

Positions	Target Bonus as % of Base Salary(1)	Company Performance(2)	Personal Performance(3)
CEO/Executive Chairman	100%	70%	30%
CFO	50%	60%	40%
Senior managers	30%	50%	50%
Other head office employees	20%	20%	80%

Notes:

(1)	For each individual, the bonus payable may be 30% of his/her target bonus to maximum of 200% of base salary.
(2)	The Company Performance component is based on the achievement of metal production (silver ounce equivalent), all-in sustaining production costs per tonne, and safety & environment goals. Achieving metal production targets will account for 45%, all-in sustaining production costs per tonne targets will account for 40%, and safety & environment targets 15%. If a safety & environment accident occurs and causes regulatory, legal or social damage to the Company, the result of safety & environment component will be set as zero.
(3)	The Personal Performance component is based on contribution to the Company’s core business achievement, satisfaction to the Company’s requirement or core job requirements, personal skill, self-development and initiatives, attendance, familiarity with business, work planning and performance, provide leadership and guidance to other employees or follow Company’s work instructions and leadership, human resource team building, shareholder communications, and Information Technology building. On an annual basis, employees and their supervisors set performance expectations and review progress toward the accomplishment of these goals.

Payment of any bonus is discretionary and is subject to final Board approval and revision by the Compensation Committee as deemed necessary.

Performance Graph

The Common Shares commenced trading on the TSX on October 24, 2005, under the symbol “SVM” and prior to that time traded on the TSX Venture Exchange. The Common Shares previously traded on the NYSE, also under the symbol “SVM”, but were voluntarily delisted in September 2015, and traded on the Over-the-Counter Market under the symbol “SVMLF” until May 15, 2017 when the Common Shares commenced trading on the NYSE American (formerly, NYSE MKT) under the symbol “SVM”. The following chart compares the total cumulative shareholder return for CAD$100 invested in Common Shares on April 1, 2018, with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index for the period from March 31, 2018 to March 31, 2025. The Common Share performance as set out in the graph does not necessarily indicate future price performance and does not factor in the payment of dividends by Silvercorp to its Shareholders.

As at	31-Mar-18	31-Mar-19	31-Mar-20	31-Mar-21	31-Mar-22	31-Mar-23	31-Mar-24	31-Mar-25
SVM	100.00	98.85	132.85	178.39	131.41	147.55	127.09	159.94
S&P TSX Composite Index	100.00	104.78	87.06	121.69	142.45	130.80	144.25	162.15
S&P TSX Global Gold Index	100.00	104.70	126.33	152.59	186.95	164.85	155.61	245.36

The Company takes into account overall share price performance in determining executive compensation amounts; however, share price performance is one of a number of factors, as discussed above, that the Company takes into consideration. Overall, the trend in total compensation for the NEOs has followed the trend in the share price, rising following increase in the share price, and declining when the share prices decline. Total compensation rises and falls in line with share prices in part because of the valuation of option-based awards and annual incentive plan payments. There is not a close correlation between the Company’s share price performance and the amount of base salaries, or consulting fees, (collectively “base pay”) paid to NEOs. While base pay generally increased during times when share price was increasing, total base pay has remained relatively stationary during the recent periods of declining share prices. In considering base pay for the CEO, the Compensation Committee gives particular weight to compensation paid to NEOs at the closest comparable companies, and is particularly cautious in recommending any reductions to base pay, recognizing the difficulty in finding English speaking senior management with experience in operating mines in China, or willing to spend the majority of their time in China.

Application of Executive Bonus Plan

The Compensation Committee concluded that the CEO’s personal performance and Company performance in fiscal 2025 were deserving of full marks.

Highlights of the evaluation included the following:

●	Processed 1,312,695 tonnes of ore, and produced approximately 7,495 oz of gold, 6.948 million oz of silver, or approximately 7.589 million oz of silver equivalent, plus 62.170 million lb of lead and 23.317 million lb of zinc;

●	Sold approximately 7,577 oz of gold, 6.930 million oz of silver, 62.256 million lb of lead, and 23.469 million lb of zinc, for revenue of $298.9 million;

●	Net income attributable to equity shareholders of $58.2 million, or $$0.29 per share;

●	Adjusted net income attributable to equity shareholders1 of $75.1 million, or $0.37 per share, after excluding a $9.0 million charge on the fair value of derivative liabilities, $8.9 million one-time mineral rights royalty to renew a mining permit, $15.1 million of other non-cash or non-routine expenses, and $12.5 million gain on mark to market investments;

●	Cash cost per oz of silver, net of by-product credits, of negative $0.54;

●	All-in sustaining cost per oz of silver, net of by-product credits, of $12.12;

●	Generated cash flow from operating activities of $138.6 million;

●	Completed the acquisition of Adventus on July 31, 2024 at a total cost of $181.3 million including $150.5 million in shares, $27.0 million cash investments and advances, and $3.8 million in cash transaction costs;

●	Spent and capitalized $77.8 million to complete the construction of the No.3 tailings storage facility and the new 1,500 tonne per day flotation mill, plus exploration and developments for the China operations;

●	Spent and capitalized $7.5 million on the El Domo project and $1.3 million on the Condor project;

●	Raised $143.3 million net proceeds through an issue of $150.0 million unsecured senior convertible notes;

●	Repaid $13.3 million to Wheaton Precious Metals International Ltd. ("Wheaton") to eliminate obligations to deliver 92.3 oz of gold per month to Wheaton;

●	Spent $5.9 million on dividends to the shareholders of the Company and for share buybacks; and

●	Ended the year with cash and cash equivalents and short-term investments of $369.1 million, an increase of $14.5 million from previous quarter, and a portfolio of equity investments with a total market value of $70.9 million as at March 31, 2025.

Bonus Pool Calculation for Fiscal 2025

A bonus pool equal to 2.5% of operating cash flow before changes in non-cash working capital may be available to NEOs, other corporate headquarter employees, and certain high-ranking managers at the mine operations. In Fiscal 2025, the available pool for bonus payment is $3.3 million. In Fiscal 2024, the available pool for bonus payment is $2.2 million and the total bonus payout was $2.0 million, below the 2.5% limit. In Fiscal 2023, the available pool for bonus payment was $2.2 million and the total bonus payout was $1.9 million, below the 2.5% limit.

Bonus Award in Fiscal 2025

Given the Company’s operating, financial and share price performance in Fiscal 2025 the Compensation Committee has recommended, and the Board of Directors concluded that the Fiscal 2025 bonus to the CEO is to be the same as the Fiscal 2024 bonus of US$1,400,000, which is equal to 141% of his base salary paid in Fiscal 2025.

The Fiscal 2025 bonus is to be paid in Fiscal 2026 and will be reported as portion of the CEO’s compensation in Fiscal 2026.

The Compensation Committee delegated to the CEO authority to establish performance bonuses for the other officers, to be paid out from the remaining balance in the bonus pool. The Compensation Committee will review and consider the CEO’s recommendation on the bonus for other officers.

COMPENSATION OF DIRECTORS

Independent members of the Board of Directors are compensated for acting as directors, and may be granted RSU’s pursuant to the policies of the TSX and the Company’s Omnibus Plan. The independent members of the Board of Directors may also be awarded non-equity incentive. The Board of Directors as a whole determines the RSUs and non-equity incentive for each director, after considering recommendation by the Compensation Committee.

The following table shows a breakdown of the fees payable to independent directors in fiscal 2025:

Nature of Board duty	Amount (CAD$)
Annual retainer fee for each Independent Member of the Board	$100,000
Additional annual retainer fee for lead independent director	$30,000
Additional annual retainer fee for Chair of the Audit Committee	$25,000
Additional annual retainer fee for Chair of the Compensation Committee	$20,000
Additional annual retainer fee for Chair of the Corporate Governance and Nominating Committee	$20,000
Additional annual retainer fee for Chair of the Sustainability Committee	$10,000

The table below sets forth the details of compensation provided to the directors, other than the NEOs (as defined above in this Information Circular) who are also directors, during the Company’s most recently completed financial year. Other than compensation paid to the NEOs (in their roles as such) who are also directors, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, or of a committee of the Board of Directors, or of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

Director Compensation Table(1)

Name	Fees earned(2) (US$)	Share- based awards(3) (US$)	Option- based awards US($)	Non-equity incentive plan compensation(2) (US$)	Pension value	All other compensation (US$)	Total (US$)
S. Paul Simpson	122,188	79,242	27,012	25,013	Nil	Nil	253,455
Yikang Liu	71,875	79,242	27,012	14,375	Nil	Nil	192,504
Marina Katusa	79,063	79,242	27,012	14,375	Nil	Nil	199,692
Ken Robertson	89,844	79,242	27,012	14,375	Nil	Nil	210,473
Helen Cai	71,875	79,242	27,012	-	Nil	Nil	178,129
Total	434,845	396,210	135,060	68,138	Nil	Nil	1,034,253

Notes:

(1)	Disclosure about compensation paid to Dr. Rui Feng in his capacity as director has already been disclosed above under the heading “Summary Compensation Table”.
(2)	All director compensation is paid in Canadian dollars, and converted into U.S. dollars for reporting purposes using the average exchange rate for fiscal 2025 of $1.00 equalling CAD$1.3913.
(3)	On April 1, 2024, the Company awarded stock options that vest over a three-year period with an exercise price of CAD$4.41 and RSUs that vest over a three-year period at a value of CAD$4.41 per unit.

The following summarizes the information of options granted to directors in Fiscal 2025. No options were granted to directors in Fiscal 2024.

Name	Fiscal year of Options Granted	Grant Date	Options Granted	Exercise price (CAD$)	Expired Date	Weighted average expected lives (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per option (CAD$)
S. Paul Simpson	2025	1-Apr-2024	26,000	4.41	1-Apr-2029	2.75	4.03%	47.97%	1.46
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	26-Apr-2022	30,000	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
Marina Katusa	2025	1-Apr-2024	26,000	4.41	1-Apr-2029	2.75	4.03%	47.97%	1.46
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	26-Apr-2022	30,000	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
Yikang Liu	2025	1-Apr-2024	26,000	4.41	1-Apr-2029	2.75	4.03%	47.97%	1.46
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	26-Apr-2022	30,000	3.93	26-Apr-2027	2.75	2.49%	62.53%	1.56
Ken Robertson	2025	1-Apr-2024	26,000	4.41	1-Apr-2029	2.75	4.03%	47.97%	1.46
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	23-Feb-2023	10,000	4.08	23-Feb-2028	2.75	3.95%	57.31%	1.55
Helen Cai	2025	1-Apr-2024	26,000	4.41	1-Apr-2029	2.75	4.03%	47.97%	1.46

The Company grants Options and/or RSUs from time to time at the discretion of the Board to its directors, in accordance with the policies of the TSX, and the Omnibus Plan.

Outstanding Share-Based Awards and Option-Based Awards in Fiscal 2025

The following table summarizes awards outstanding at fiscal year ended March 31, 2025, for each non-executive director.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (CAD$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (CAD$)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed (CAD$)
S. Paul Simpson	26,000	4.41	01-Apr-2029	29,640	39,499	$219,219	$6,477
	30,000	3.93	26-Apr-2027	48,600
	18,000	5.46	06-Jun-2025	1,620
Yikang Liu	26,000	4.41	01-Apr-2029	29,640	39,499	$219,219	Nil
	30,000	3.93	26-Apr-2027	48,600
	18,000	5.46	06-Jun-2025	1,620
Marina Katusa	26,000	4.41	01-Apr-2029	29,640	39,499	$219,219	$6,477
	30,000	3.93	26-Apr-2027	48,600
	18,000	5.46	06-Jun-2025	1,620
Ken Robertson	26,000	4.41	01-Apr-2029	29,640	38,333	$212,748	$37,002
	10,000	4.08	23-Feb-2028	14,700
Helen Cai	26,000	4.41	01-Apr-2029	29,640	20,833	$115,623	Nil

Note:

(1)	The closing price of the Common Shares on the TSX on March 31, 2025 was CAD$5.55.

Incentive Plan Awards – Value Vested or Earned during Fiscal 2025

Name	Option-Based Awards – Value vested during the year (CAD$)	Share-Based Awards – Value vested during the year (CAD$)	Non-Equity Incentive Plan Compensation – Value earned during the year (CAD$)
Paul Simpson	22,436	147,318	34,800
Yikang Liu	22,436	149,655	20,000
Marina Katusa	22,436	143,482	20,000
Ken Robertson	10,220	59,715	20,000
Helen Cai	6,586	24,710	-

Equity Compensation Plans

The only equity compensation plan which the Company has in place is the Omnibus Plan which was previously approved by the Shareholders on September 30, 2022.

Pursuant to the Omnibus Plan, the Company may issue options (“Options”), Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”), collectively, the (“Awards”). As of August 5, 2025, there were 1,347,685 Options outstanding (representing 0.62% of the Company’s issued and outstanding Shares), 2,724,663 RSUs outstanding (representing 1.25%% of the Company’s issued and outstanding Shares). On August 5, 2025, a total of 17,790,664 Awards (representing 8.17% of the Company’s issued and outstanding Shares) were available for future issuance under the Omnibus Plan.

On July 31, 2024, Silvercorp completed its acquisition of Adventus whereby the Company acquired all of the issued and outstanding shares of Adventus (“Adventus Shares”) that it did not already hold, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the “Adventus Acquisition”). Under the terms of the Adventus Acquisition, shareholders of Adventus (other than the Company) received 0.1015 of one common share of Silvercorp (“Silvercorp Shares”) for each Adventus Share held at the effective time of the plan of arrangement (the “Exchange Ratio”) and 17,406,337 outstanding Adventus stock options were exchanged for 1,766,721 options to purchase Silvercorp Shares, with the number of Silvercorp Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio.

All outstanding Adventus restricted share units vested as of July 31, 2024 and were settled in cash.

The Omnibus Plan has been established to attract and retain directors, officers, employees and consultants to the Company (each an “Eligible Person”), and to provide incentives for them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. Each such Eligible Person granted Awards pursuant to the Omnibus Plan, a “Participant”. The Omnibus Plan is administered by the Board and the Compensation Committee. The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

●	Maximum Number of Shares Issuable – The maximum number of shares (the “Shares”) issuable under the Omnibus Plan, together with the number of shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding shares of the Company, from time to time (the “Outstanding Issue”). Any Shares reserved for issuance pursuant to an Award that has lapsed or terminated will thereupon no longer be in reserve and may once again be subject to an Award granted under the Omnibus Plan. Additionally, if any Award has been exercised, the number of Shares into which such Award was exercised will become available to be issued upon the exercise of Awards subsequently granted under the Omnibus Plan.

●	Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the Omnibus Plan shall not result in:

o	the number of Shares issuable to any one person at any time exceeding 5% of the Outstanding Issue;

o	the number of Shares (i) issued to Insiders (as defined in the Omnibus Plan) within a one-year period, and (ii) issuable to Insiders at any time, exceeding 10% of the Outstanding Issue;

o	the issuance to any one Insider and such Insider’s associates, within any one year period, exceeding 5% of the Outstanding Issue;

o	the issuance to consultants of the Company of a number of Shares exceeding 2% of the Outstanding Issue; or

o	a number of Shares issuable to any one non-executive Directors within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a generally accepted valuation method acceptable to the Board.

Options

●	Terms and Exercise Price – The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the closing price of the Shares on the Toronto Stock Exchange (the “Market Price”) on the trading date prior to the grant date.

●	Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Omnibus Plan.

●	Vesting Schedule – Unless otherwise specified at the time of grant, Options vest and become exercisable in 25% increments on each of the 6month, 12month, 18month, and 24month anniversaries from the grant date.

●	Exercise of Options – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, by undertaking a cashless exercise with the assistance of a broker (which may include authorizing the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Company to satisfy the Option Price and any applicable tax withholdings), or (iii) if permitted by the Board, on a cashless basis by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

●	Termination of Employment – If a Participant ceases to be a director, officer, employee or consultant of the Company for any reason other than death, such director, officer, consultant or employee of the Company shall have such rights to exercise any vested Options not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination, or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement.

●	Death – If a Participant dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of all vested Options granted to the director, officer, employee or consultant of the Company under this Plan which remains outstanding.

Restricted Share Units and Performance Share Units

●	Terms – RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. The terms applicable to RSUs and PSUs under the Omnibus Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

●	Vesting – Unless otherwise provided, RSUs typically vest on the second anniversary of the date the RSU was granted and shall be settled in accordance with the settlement provisions described below. Unless otherwise noted, PSUs shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied and shall be settled in accordance with the settlement provisions described below. Vesting of PSUs is contingent upon achieving certain performance criteria.

●	Settlement – On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

●	Dividend Equivalents – As dividends are declared, additional RSUs and PSUs may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

●	Termination of Employment – If a director, officer, consultant or employee of the Company ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs and PSUs that were vested on or before the date of the termination of employment or services of such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of termination, after which time the RSUs and PSUs shall in all respects terminate.

●	Death – If a Participant dies, all outstanding RSUs and PSUs that were vested on or before the date of the date of death such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the grant date of the RSU and the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining RSUs and PSUs shall in all respects terminate as of the date of death.

General

●	Assignment – Except as may otherwise be specifically determined by the Board with respect to a particular Award, Awards granted under the Omnibus Plan are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

●	Change of Control – In the event of a Change of Control (as defined in the Omnibus Plan), all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this requirement, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full. Additionally, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control (including to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards).

●	Amendments Not Requiring Shareholder Approval – The Board may amend the Omnibus Plan or Awards at any time, provided, however, that no such amendment may adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

o	for the purposes of making formal minor or technical modifications to any of the provisions of the Omnibus Plan;

o	to correct any ambiguity, defective provisions, error or omission in the provisions of the Omnibus Plan;

o	to change any vesting provisions of Awards;

o	to change the termination provisions of the Awards or the Omnibus Plan;

o	to change the persons who qualify as Eligible Persons under the Omnibus Plan; and

o	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Omnibus Plan.

●	Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

o	an increase in the number of Shares issuable under Awards granted pursuant to the Omnibus Plan;

o	a reduction in the Option Price of an Option, or a cancellation and reissuance of an Option;

o	an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with the Omnibus Plan;

o	a revision to the assignment provisions to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

o	a revision to the insider participation limits or the non-executive director limits;

o	a revision to the amending provisions; or

o	any amendment required to be approved by shareholders of the Company under applicable law (including without limitation, pursuant to the policies of the TSX).

●	Black Out Periods – If the expiry date or vesting date of an Award falls (other than a PSU or RSU awarded to a Canadian resident) is (i) during a self-imposed blackout period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), or (ii) within two business days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout Period has ended, the expiry date or vesting date of such Award. In the case of a RSU or PSU awarded to a Canadian resident, any settlement that is effected during a Blackout Period shall be settled in cash, notwithstanding any other provision of the Omnibus Plan.

The following table sets out the annual burn rate for the three most recently completed financial years ending March 31.

Fiscal Year	Number of options granted	Weighted average number of shares outstanding	% of Outstanding shares	Number of Options exercised	% of Outstanding shares
2025	2,096,721(1)	204,008,035	1.0%	934,222.00	0.5%
2024	Nil	176,997,360	Nil	-	0.0%
2023	595,000	176,862,877	0.3%	-	0.0%

Fiscal Year	Number of RSUs granted	Weighted average number of shares outstanding	% of Outstanding shares	Number of RSUs Settled	% of Outstanding shares
2025	1,044,750	204,008,035	0.51%	941,960	0.5%
2024	1,056,000	176,997,360	0.60%	928,755	0.5%
2023	1,154,000	176,862,877	0.65%	503,703	0.3%

Notes:

(1)	This amount includes 1,766,721 Options that were issued as replacement Options pursuant to the Company’s acquisition of Adventus Mining Corporation.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2025:

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	Options: 2,279,980 Common Shares RSUs: 2,197,873 Common Shares	$6.20 $0.00	12,961,562 Common Shares 4,334,217 Common Shares
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	4,477,853 Common Shares	$3.16	17,295,779 Common Shares

NORMAL COURSE ISSUER BID

In September 2024, the Board of Directors approved a share repurchase program pursuant to a normal course issuer bid to acquire up to 8,670,700 common shares of the Company, representing approximately 4% of the 216,767,513 common shares issued and outstanding as of September 5, 2024 (the “Share Repurchase Program”). The Company took this action to provide it with enhanced flexibility should market conditions result in Silvercorp’s shares being undervalued.

The Share Repurchase Program runs from September 19, 2024 to September 18, 2025. Purchases will be made at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading platforms in Canada and the United States, in compliance with regulatory requirements. All shares acquired thereunder were cancelled.

As of August 5, 2025, the Company has repurchased and cancelled 300,000 shares under the Share Repurchase Program.

Shareholders may obtain a copy of the Company’s Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX, without charge, by contacting the Company at Suite 1750, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Attention: Corporate Secretary.

Indebtedness of Directors, Executive Officers, and Senior Officers

No director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons is or at any time since the beginning of the Company’s last financial year has been indebted to the Company or any of its subsidiaries or to any other entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. There is no outstanding indebtedness owed by any current or former executive officers, directors or employees to the Company, or any of its subsidiaries, as at the date of the Information Circular.

Management Contracts

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company (or private companies controlled by them, either directly or indirectly).

Interest of Informed Persons in Material Transactions

No informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction over Common Shares or a combination of both carrying more than 10% of the voting rights attached to the outstanding Common Shares other than Common Shares held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its Common Shares, for so long as, it holds any of its Common Shares.

Auditor

Deloitte LLP, Independent Registered Public Accounting Firm, of Vancouver, British Columbia, is the Company’s auditor. Deloitte LLP was appointed as auditor of the Company on November 26, 2012.

Additional Information

Additional information relating to the Company is available under the Company’s profile under SEDAR+ at www.sedarplus.ca.

Financial information regarding the Company and its affairs is provided in the Company’s audited annual consolidated financial statements and management discussion and analysis (“MD&A”) for its financial year ended March 31, 2025. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request free copies of the Company’s financial statements and MD&A. Alternatively, they can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca, and the Company’s website at https://silvercorpmetals.com.

Board Approval

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 11th day of August 2025

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.

SCHEDULE “1”

BOARD OF DIRECTORS CHARTER

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs. Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties.

Subject to the rights of the shareholders to elect the members of the Board and applicable law and stock exchange rules, a majority of the members of the Board should be independent in accordance with National Policy 58-201 – Corporate Governance Guidelines. The Board shall establish and maintain procedures and policies to ascertain independence and address conflict of interest issues.

Meetings of the Board will be called, scheduled and held in accordance with the Company’s constating documents and applicable law. All directors are expected to attend and be prepared to participate, including reviewing all meeting materials before every Board meeting. The independent directors should hold regularly scheduled meetings without non-independent members and members of management in attendance. The independent directors may also hold other meetings at such times and with such frequency as the independent directors consider necessary. Where the Chair of the Board is not independent, an independent director will be appointed as “lead director” and such “lead director” will chair all meetings of independent directors.

The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

●	The primary goal of the Board is to act in the best interests of the Company to enhance long-term shareholder value while considering the interests of the Company’s various stakeholders, including shareholders, employees, the communities and others.
●	To act honestly and in good faith with a view to the best interests of the Company.
●	To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.
●	Consistent with its responsibilities to the Company, to further the interests of the shareholders.
●	To consider business opportunities and risks, and to adopt business strategies and/or strategic plans.
●	To evaluate the principal risks of the Company’s business in consultation with management, and to implement an appropriate system to manage these risks.
●	To develop and oversee an investor relations and shareholder communications policy (“Corporate Disclosure Policy”) for the Company.
●	To develop and oversee a policy (“Whistleblower Policy”) to establish procedures for the confidential, anonymous submission by employees and consultants and any other person of concerns regarding the Company and otherwise facilitate measures for receiving feedback from stakeholders.
●	To oversee management’s adoption of effective internal control and management information systems.
●	To review and approve annual and quarterly financial statements and the publication thereof by management.
●	To review and approve operating plans and any capital budget plans.
●	To oversee succession planning and to select and approve all key executive appointments, and to monitor executive training and development.
●	To develop and update, as required, the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.
●	To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.
●	To promote diversity throughout the Company, commensurate with the Company's needs.
●	To satisfy itself as to the integrity of the management of the Company and ensure that such officers promote a culture of integrity throughout the Company consistent with the adopted code of conduct.
●	To take action on issues that by law or practice require the independent action of a Board or one of its Committees.
●	To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.
●	To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

Each new director, on joining the Board, shall be given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors. The Company will provide new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management. Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. The Company may also request that Board members be advised by counsel to the Company of their legal obligations as directors of the Company.

The Board shall conduct evaluation of the performance of its duties under this Charter in such manner as it deems appropriate. The Board will assess any policy, procedure, guideline or standard, including this Charter, created by the Board to manage or fulfill its roles, duties and responsibilities, to ensure that they remain current and relevant. The Board will ensure that each Committee shall perform the same assessment in relation to any Committee policy, procedure, guideline or standard.

To fulfill its roles, duties and responsibilities effectively, the Board may contact and have discussions with the Company’s external auditors and the Company’s officers and employees and request Company information and documentation from these persons. The Board may, in its sole discretion, retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfil its duties and responsibilities under this Charter. The Board may set the compensation and oversee the work of any outside counsel and other advisors to be paid by the Company.

This charter was reviewed by the Corporate Governance and Nominating Committee and last approved by the board of directors on August 5, 2025.

SCHEDULE “2”

SILVERCORP METALS INC.

CORPORATE GOVERNANCE AND

NOMINATING COMMITTEE CHARTER

PURPOSE

The Corporate Governance and Nominating Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Silvercorp Metals Inc. (“Silvercorp”). The mandates of the Committee are to (i) assist the Board in establishing and maintaining a sound system of corporate governance, and (ii) in identifying and nominating qualified candidates for Board membership, through a process of continuing assessment and enhancement.

COMMITTEE STRUCTURE

Membership. The Committee shall consist of a minimum of three directors, including the Chairperson. A quorum for any meeting shall be two members. Nominees for the Committee shall be recommended by the Corporate Governance & Nominating Committee. The invitation to join the Committee shall be extended by the Board of Directors (the “Board”) itself, by the Chairman of the Corporate Governance & Nominating Committee or the Executive Chairman of the Board. Members of the Committee may be removed or replaced by the Board. Members may also resign at any time by providing notice in writing to the Corporate Secretary of the Company, such resignation to take effect upon receipt thereof or at any later time specified in the resignation letter. Each Member of the Committee must be a director of the Company and must be “independent” as such term is defined in applicable securities legislations and exchange guidelines. All Members must meet all requirements and guidelines for corporate governance and nominating committee services as specified in applicable securities and corporate laws and the rules of any exchange on which the Company’s securities are listed for trading.

Delegation. The Committee may delegate any or all of its functions to any of its members or other persons, from time to time as it sees fit.

Reporting. The Committee shall keep minutes of its meetings which shall be made available for review by the Board. The Committee may, from time to time, appoint any person who need not be a member to act as secretary at any meeting.

RESPONSIBILITIES

Corporate Governance Responsibilities

●	To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

●	To review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy.

●	To assess the independence of the independent directors.

●	To make recommendations to the Board on the appointment or reappointment of directors and succession planning for directors, in particular the Chairman and the CEO. To consider salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the group.

●	To advise the Board on issues of conflict of interest for individual directors.

●	To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

●	To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

●	To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

●	To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public Company obligations.

●	To review the disclosure to be made in the statement of corporate governance included in the Management Information Circular.

●	To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.

●	To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

Nominating Responsibilities

●	To identify individuals qualified to become Board members and recommend to the Board the nominees for election or re-election as directors at the next annual meeting of shareholders, as well as nominees to fill any Board vacancies or newly created Director positions.

●	To evaluate whether incumbent Directors should be nominated for re-election upon expiration of their terms; and evaluate each incumbent Director’s independence and qualifications under all applicable securities exchange laws and stock exchange rules.

●	In recommending candidates to the Board, the Committee may take into consideration such factors and criteria as it deems appropriate, including, but not limited to:

-	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

-	the competencies and skills that the Board considers each existing director to possess;

-	independence and qualifications under all applicable laws and stock exchange rules;

-	qualifications to serve on any Board committee to which the candidate may be appointed, including financial literacy and, if applicable, audit expertise;

-	potential conflicts of interest;

-	professional experience and expertise.

-	personal character and integrity;

-	Diversity of background, including but not limited to cultural, ethnic, and professional experience;

-	availability and willingness to commit time to Board duties

●	To adopt procedures for shareholders of the Company to identify potential nominees for election to the Board, if determined necessary or appropriate, and to evaluate any nominees identified by shareholders of the Company pursuant to such procedures.

●	With assistance of management, to organize and provide an orientation program for new directors where appropriate.

Authority to Retain Advisors: The Committee has the authority to engage independent legal, accounting, or other advisors, and to determine appropriate funding for the compensation of such advisors as needed to carry out its duties.

This charter was reviewed by the Corporate Governance and Nominating Committee and last approved by the board of directors on August 5, 2025.

SCHEDULE “3”

SILVERCORP METALS INC.

COMPENSATION COMMITTEE CHARTER

PURPOSE

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company, the goals are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

MEMBERSHIP

The Board shall appoint members of the Compensation Committee. The Compensation Committee of the Board of Directors consists of at least three Directors, each of whom shall be independent as defined in accordance with all applicable securities laws and regulations and all applicable stock exchange rules, except where specifically permitted by such laws, regulations and rules.

The members of the Committee should have experience or demonstrate an understanding of compensation practices, including policy development, plan design, governance standards, and relevant industry trends.

In affirmatively determining the independence of any director who will serve on the Compensation Committee, the Board must consider all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director’s ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to: (A) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the listed company to such director; and (B) whether such director is affiliated with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company.

The members of the Compensation Committee shall be appointed for one-year terms or such other terms as the Board may determine and shall serve until a successor is duly appointed by the Board or until the member’s earlier death, resignation, disqualification or removal. The Board may remove any member from the Compensation Committee at any time with or without cause. The Board shall fill Compensation Committee member vacancies by appointing a member from the Board. If a vacancy on the Compensation Committee exists, the remaining members shall exercise all of the Compensation Committee’s powers so long as a quorum exists.

COMMITTEE STRUCTURE AND OPERATIONS

Chair. The Board shall appoint a chair of the Compensation Committee from the Compensation Committee members.

Quorum. A quorum for decisions of the Compensation Committee shall be a majority of Compensation Committee members.

Meetings. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), resolutions in writing in lieu of a meeting, notice, waiver of notice and voting requirements as are applicable to the Board. The Committee meets at least annually, or more frequently as required to fulfill its responsibilities.

Reporting. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee shall keep minutes of its meetings which shall be made available for review by the Board. The Committee may, from time to time, appoint any person who need not be a member to act as secretary at any meeting.

Committee Annual Evaluation. The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.

AUTHORITY

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

The Committee shall have the authority to engage and compensate any outside advisor, including compensation consultants, independent legal counsel and other compensation advisors, that it determines to be necessary to permit it to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation of compensation consultants, independent legal counsel or any other advisor retained by the Committee.

RESPONSIBILITIES

The Committee’s responsibilities are:

●	To review and approve annually the corporate goals and objectives applicable to the compensation of the chief executive officer (the “CEO”); evaluate at least annually the CEO’s performance in light of those goals and objectives; and determine (or make recommendations to the Board with respect to) the CEO’s compensation level based on this evaluation. The CEO shall not be permitted to attend the Committee’s deliberations and voting relating to the CEO’s compensation.
●	To make recommendations to the Board with respect to the compensation of individual executive directors, non-executive directors, other senior management and executive officers of the Company.
●	To review and approve the management’s remuneration proposals with reference to the Board’s corporate goals and objectives;
●	To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.
●	To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.
●	To review the disclosure to be made of director and executive compensation in the Management Information Circular or otherwise before it is publicly disclosed.
●	To ensure there are appropriate training, development and benefit programs in place for management and staff.
●	To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.
●	To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.
●	To perform such other functions as the Board may from time to time assign to the Committee.
●	To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.
●	To engage any outside advisor or expert, including compensation consultants, independent legal counsel, and other compensation advisors as it deems necessary to permit it to carry out its duties. The Committee shall be solely and directly responsible for the appointment, compensation, and oversight of the work of any such advisor. The Committee shall be solely and directly responsible for the appointment, compensation, and oversight of the work of any such advisor. Prior to engaging or obtaining advice from any advisor, the Committee shall assess the independence of the advisor, taking into consideration all relevant factors as required by all applicable regulations, including:
o	The provision of other services to the Company by the person that employs the compensation consultant, legal counsel or other adviser;
o	The amount of fees received from the Company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser;
o	The policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest;
o	Any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the Committee;
o	Any stock of the Company owned by the compensation consultant, legal counsel or other adviser; and
o	Any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with an executive officer of the Company.
●	To consider salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the group.

●	To review and approve compensation payable to executive directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and not excessive.

●	To review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms and are otherwise reasonable and appropriate.
●	To ensure that no director or any of their associates is involved in deciding that director’s own remuneration.

This charter was reviewed by the Corporate Governance and Nominating Committee and last approved by the board of directors on August 5, 2025.

EXHIBIT “A”

CORPORATE GOVERNANCE DISCLOSURE
SILVERCORP METALS INC. (the “Company”)

	Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”)	Corporate Governance Practices of the Company
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.

The following members of the board of directors of the Company (the “Board”) are considered to be “independent” within the meaning of NI 58-101: S. Paul Simpson, Marina Katusa, Yikang Liu, Ken Robertson and Helen Cai.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following director is not independent for the reasons stated: Dr. Rui Feng is currently the CEO and Chairman of the Company.
(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Company’s current directors are independent. Five of the six persons nominated for election as directors at the annual general meeting qualify as independent directors for the purposes of NI 58-101.
(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Dr. Rui Feng is a director of Tincorp Metals Inc.

Paul Simpson is a director of New Pacific Metals Corp.

Ken Robertson is a director of Uranium Royalty Corp. and Gold Royalty Corporation.

Helen Cai is a director of Barrick Mining Corporation.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors hold meetings at which non-independent directors and members of management are not in attendance including at the end of every regularly scheduled Board meeting. 8 such meetings have been held since April 1, 2024.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Dr. Rui Feng, Chair of the Board, is not an independent director.

Mr. Paul Simpson is the independent lead director of the Board. The role of the independent lead director is to act as the Chair for all meetings referred to in section 1(e) above.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance record of each of the directors is disclosed in the Information Circular under the heading “Nominees for Election as Directors – Board and Committee Membership and Attendance in Fiscal 2025”.

2.	Board Mandate
	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a formal written mandate which defines its stewardship responsibilities, which is attached to the Information Circular as Schedule “1”.
3.	Position Descriptions
(a)

Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the CEO, the Chair of each Board Committee and the Directors which are posted on the Company’s website at https://silvercorpmetals.com/corporate-governance

	Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”)	Corporate Governance Practices of the Company
(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and CEO have adopted a written position description for the CEO.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. The Company may also request that Board members be advised by counsel of the Company regarding their legal obligations as directors of the Company. Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Directors have been and will continue to inspect the Company’s sites of mining operations, mine development, and exploration sites to give the directors an updated view of the Company’s business.

In addition, from time to time, the Company instructs its General Counsel and Corporate Secretary to circulate to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities. Individual board members, and the General Counsel and Corporate Secretary, from time to time, attend continuing education courses to stay abreast of latest developments in corporate governance and regulatory compliance issues. The Company also circulates feedback and commentary when received from proxy advisory firms to the directors.

5.	Ethical Business Conduct
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board approved a formal “Code of Business Conduct and Ethics” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.

The Company’s Corporate Governance and Nominating Committee is responsible for setting the standards of business conduct contained in the Code and overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Code is applicable to all employees, consultants, officers and directors, regardless of their position with the Company, at all times and everywhere the Company does business. The Code provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability.

The Board has not granted any waiver of the Code in favour of a director or executive officer, and no material change report has been required or filed in connection with the Code.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior management are dealt with by the Board, regardless of apparent immateriality.

The Board also adopted a formal “Code of Ethical Conduct for Financial Managers” that is applicable to all Financial Managers of the Company, being the Company’s CEO, CFO, principal accounting officer, controller and persons performing similar functions.

Further, the Board approved and implemented a “Whistle Blower” process available to all directors, officers, employees, and any other party. The Chair of the Audit Committee monitors and reports any alleged wrongdoing to the Audit Committee.

The Board approved and implemented a Corporate Disclosure Policy to ensure that communications to the investing public about the Company and its subsidiaries are timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.

Further, the Company has adopted a Human Rights Statement which is stated below and included on the Company’s website:

Silvercorp is committed to supporting the human rights of our employees, local community members and all other stakeholders affected by our operations. We do not tolerate human rights abuses throughout any of our business activities, including child labour or forced labour of any kind. We strive to comply with all applicable regulations and laws and endeavour to act in accordance with the International Bill of Human Rights, the Universal Declaration on Human Rights, and the UN Voluntary Principles on Security and Human Rights. All Silvercorp employees are expected to uphold and respect the human rights of others, including but not limited to complying with the Company’s Code of Business Conduct & Ethics, Anti-Corruption Policy and other Company policies and procedures.

The Company is committed to preventing and mitigating human rights impacts associated with the Company’s operations and throughout its value chains. Our core objectives are to operate safely, sustainably, and responsibly with the environment and collaboratively with local communities, including human rights, to provide sustainable social value for our employees, the communities where we operate, and society as a whole. We strive to build a strong corporate culture centered around our key values of respect, equality, and responsibility. The Company takes a zero-tolerance approach to child labour and forced labour of any kind. The Company prepared the Fighting Against Forced Labour and Child Labour in Supply Chains Report (the “Report”) in accordance with Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (S.C. 2023) for the financial year ended March 31, 2024.

The Code, the Report and all other corporate governance and Nominating charters and policies are available on the Company’s website, https://silvercorpmetals.com/corporate-governance, copies of which can also be obtained by contacting the Company at the address on the cover of this Information Circular.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the Company’s General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board. If it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

The Company also adopted a Diversity and Inclusion Statement, which is set out in 11. below.
(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporate Governance and Nominating Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

6.	Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.

The Board is responsible for recommending candidates for nomination to the Board and its committees. The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, assists the Board by identifying and recommending to the Board suitable candidates for nomination as new directors.

The Board has adopted a majority voting policy as advocated by the Canadian Coalition for Good Governance. Each director nominee has agreed to tender their resignation from the board if they obtain less than a majority of votes in favour of their election in uncontested elections.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee is composed entirely of independent directors. Generally, new nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy. Nominees must also have the ability to devote the required time to the Company, show support for the Company’s mission and objectives, and have a willingness to serve the Company and its Shareholders.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Disclosure about the responsibilities, powers and operation of the Corporate Governance and Nominating Committee is included in the Information Circular under the heading “Corporate Governance and Nominating Committee”.

7.	Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Company’s Chairman and Compensation Committee review overall compensation policies and make recommendations to the Board on the compensation of the CEO and directors. The Compensation Committee has delegated to the CEO authority to set compensation for other officers, however, the Compensation Committee and the Board review such compensation.

(b)

Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee is comprised of three directors who are all independent.
(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Disclosure about the responsibilities, powers and operation of the Compensation Committee is included in the Information Circular under the heading “Compensation Committee”.
8.	Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Sustainability Committee is comprised of three directors, two of whom are independent.

The Board has no other committees other than as noted above. From time to time, the Board will establish special independent committees as required for good corporate governance.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board and its committees, namely, the Corporate Governance and Nominating Committee, the Compensation Committee, the Audit Committee and Sustainability Committee, annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

As part of the assessments, the Board and/or the committees review their respective charters and conduct reviews of applicable corporate policies.

10.	Director Term Limits

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits. The Corporate Governance and Nominating Committee, however, considers the issue of board renewal on an annual basis when considering the slate of director nominees.
11.	Policies Regarding the Representation of Women on the Board
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Currently 33% of the Board members are female. Even though the Board has not adopted a written policy relating to the identification and nomination of female directors or a formal diversity policy, the Board, through its direction to management, continues to promote diversity in the workplace.

The Company has adopted a Diversity and Inclusion Statement, as stated below and posted on the Company’s website:

At Silvercorp, we strive to integrate diversity and inclusion into all aspects of the Company and are committed to building a safe and inclusive space for all. Our core values of, Respect, Equality, and Responsibility, guide our efforts and are at the forefront of our decision making across all levels. We value diversity and are dedicated to the equitable treatment of all persons regardless of gender, race, ethnicity, nationality, religion, disability, age, culture, or sexual orientation. We recognize that building an inclusive workplace means providing equal opportunities and safe working environments, as well as cultivating and maintaining a Company culture based on fairness and respect. We are committed to implementing such values and opportunities Company wide and aspire to eliminate the barriers that interfere with such opportunities. Ultimately, we believe our people are our greatest asset, and our commitment to integrating diversity and inclusion will not only make us a better Company but will also help us retain and attract the best workforce possible.

12.	Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Board is committed to fostering a diverse workplace environment where: (i) individual differences and opinions are heard and respected; (ii) employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; (iii) and inappropriate attitudes, behaviours, actions and stereotypes are not tolerated and will be addressed and eliminated.

While the Board informally monitors the Company’s adherence to these principles, it continues to work towards formalizing its policy on diversity and establishing a formal process for the evaluation of compliance with the policy. While directors will be recruited and promoted based upon their qualifications, abilities and contributions, the Corporate Governance and Nominating Committee has decided that it will take into account the benefits of gender diversity when making suggestions to the Board for nominations of new directors. Currently, the Company has two female directors, representing 33% of the Board.

13.	Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Company has benefited from the distinguished service of a number of women in senior executive positions.  From 2006 to 2015, Silvercorp’s CFOs were female.

While executive officers will continue to be recruited and promoted based upon their qualifications, abilities and contributions, gender diversity is included in the list of contributions to be considered when selecting candidates.

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted targets for the number of women on the Board. Also see responses to responses to sections 11, 12, and 13 above.
(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted targets for the number of women in executive officer positions.. Also see responses to sections 11, 12, and 13 above.
15.	Number of Women on the Board and in Executive Officer Positions
	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	There are currently two female directors on the Board representing 33% of the Board.

EXHIBIT “B”

SILVERCORP METALS INC.

SHARE BASED COMPENSATION PLAN

(Amended and restated October 20, 2004, October 24, 2005, August 24, 2006, August 12, 2009,

August 7, 2019, September 16, 2019

Reapproved by shareholders at 2012, 2016, 2019, 2022 annual shareholder meetings respectively) :

PART 1

INTERPRETATION

1.01 Definitions Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following words and phrases shall have the following meanings, respectively, unless the context requires otherwise:

(a)	“Award” means a grant to a Participant of one or more Options, PSUs or RSUs pursuant to the terms of this Plan;

(b)	“Award Agreement” means an Option Award Agreement, a PSU Award Agreement, and/or an RSU Award Agreement or such other written contract, certificate or other instrument or document evidencing an individual Award granted under the Plan, if any, which may, in the discretion of the Company, be evidenced in electronic form (as applicable) as the context requires;

(c)	“Board” means the board of directors of the Company as constituted from time to time, and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(d)	“Canadian Taxpayer” means a Participant (other than a Consultant) who is resident in Canada for the purposes of the Tax Act or is otherwise liable to pay tax under the Tax Act in respect of an Award;

(e)	“Change of Control” means, at any time the occurrence of any of the following, in one transaction or a series of related transactions:

(i)	the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act), whether directly or indirectly, of beneficial ownership of voting securities of the Company that, together with all other voting securities of the Company held by such persons, constitute in the aggregate, more than 50% of all of the then outstanding voting securities of the Company;

(ii)	an amalgamation, merger, arrangement, consolidation, share exchange, take-over bid or other form of business combination of the Company or any of its subsidiaries with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination;

(iii)	the sale, lease, exchange or other disposition of all or substantially all of the property of the Company or any of its affiliates to another person, other than (A) in the ordinary course of business of the Company or of an affiliate of the Company or (B) to the Company or any one or more of its affiliates; or

(iv)	a resolution is adopted to wind-up, dissolve or liquidate the Company.

Notwithstanding the foregoing, a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Company, any successor to the Company, or any successor to the Company’s business, being controlled, directly or indirectly, by the same person or persons who controlled the Company, directly or indirectly, immediately before such transaction(s);

(f)	“Company” means SILVERCORP METALS INC.;

(g)	“Consultant” means an individual who provides consulting, technical, management or other services to the Company or any of its subsidiaries, including a Service Provider as defined by the Exchange, and who is permitted by Exchange Policy and by Securities Laws to receive, either directly or through a company, shares or options of the Company in exchange for services;

(h)	“Director” means any director of the Company or of any of its subsidiaries;

(i)	“Dividend Equivalents” means the right, if any, granted under PART 8, to receive future payments in cash or in Shares, based on dividends declared on Shares;

(j)	“Eligible Person” means a Director, Officer, Consultant or Employee who is eligible to receive Awards under the Plan;

(k)	“Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(l)	“Exchange” means the Toronto Stock Exchange;

(m)	“Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of Awards by the Company, as amended from time to time;

(n)	“Grant Date” means the date on which the Award is made to an Eligible Person in accordance with the provisions hereof;

(o)	“Insider” has the meaning ascribed thereto in the Exchange Policy;

(p)	“Market Price” as of a particular date, shall be equal to the closing price of the Shares for the trading day immediately preceding such date as reported by the Exchange, or, if the Shares are not listed on the Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;

(q)	“Option” means an option to purchase Shares of the Company pursuant to the Plan;

(r)	“Option Award Agreement” means a written award agreement, substantially in the form of Schedule A – Option Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.02;

(s)	“Option Price” means the Market Price on the Grant Date of the Options;

(t)	“Officer” means any officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(u)	“Outstanding Issue” means the issued and outstanding Shares, as determined by Exchange Policy and by Securities Laws;

(v)	“Participants” means an Eligible Person granted Awards in accordance with the Plan;

(w)	“Plan” means this share based compensation plan as from time to time amended;

(x)	“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance, the financial performance of the Company and/or of its subsidiaries and/or achievement of corporate goals and strategic initiatives, and that may be used to determine the vesting of the Awards, when applicable;

(y)	“PSU” means a performance share unit granted in accordance with Section 6.01,

the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable PSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the PSU or its equivalent in Shares at the discretion of the Company;

(z)	“PSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule B – PSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to a PSU and entered into in accordance with Section 6.02;

(aa)	“RSU” means a restricted share unit granted in accordance with Section 7.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable RSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the RSU or its equivalent in Shares at the discretion of the Company;

(bb)	“RSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule C – RSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an RSU and entered into in accordance with Section 7.02;

(cc)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(dd)	“Securities Laws” means the acts, policies, bylaws, rules and regulations of the Canadian securities commissions governing the granting of Awards by the Company, as amended from time to time;

(ee)	“Service Agreement” means any written agreement between a Participant and the Company or a subsidiary of the Company (as applicable), in connection with that Participant’s employment, service or engagement as a Director, Officer, Consultant or Employee or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

(ff)	“Shares” means common shares of the Company;

(gg)	“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

1.02 Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2

PURPOSE OF PLAN

2.01 Purpose The purpose of this Plan is to attract and retain Employees, Consultants, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Awards granted under this Plan to purchase Shares.

PART 3

ADMINISTRATION OF PLAN

3.01 Administration This Plan shall be administered and interpreted by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members, and in such circumstances, all references to the term “Board” will be deemed to be references to such Committee, except as may otherwise be determined by the Board. The day-to-day administration of the Plan may be delegated to such Officers and Employees as the Board determines.

3.02 Board Authority Subject to the terms and conditions set forth in the Plan, the Board shall have the sole and absolute discretion to: (i) designate Participants; (ii) determine the type, size, price, terms, and conditions of Awards to be granted; (iii) determine the method by which an Award may be vested, settled, exercised, canceled, forfeited, or suspended; (iv) determine the circumstances under which the delivery of cash, property, or other amounts payable with respect to an Award may be deferred either automatically or at the Participant’s or the Board’s election; (v) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan and any Award granted under, the Plan; (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Board shall deem appropriate for the proper administration of the Plan; (vii) accelerate the vesting, delivery, or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards; and (viii) make any other determination and take any other action that the Board deems necessary or desirable for the administration of the Plan or to comply with any applicable law.

No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan, any Award Agreement or other document or any Awards granted pursuant to the Plan.

Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing any Award granted pursuant to the Plan shall be within the sole discretion of the Board, may be made at any time, and shall be final, conclusive, and binding upon all persons or entities, including, without limitation, the Company, any subsidiary of the Company, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

3.03 Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.04 Clawback Policy All Awards granted under this Plan will be subject to the Company’s Policy on Recoupment of Incentive Compensation (the “Clawback Policy”), as amended from time to time.

PART 4

RESERVE OF SHARES FOR AWARDS

4.01 Sufficient Authorized Shares to be Reserved A sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Awards granted under this Plan. Shares that were the subject of Awards that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Award granted under this Plan. If any Award has been exercised, the number of Shares into which such Award was exercised shall become available to be issued upon the exercise of Awards subsequently granted under the Plan.

4.02 Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to Awards granted under this Plan, and inclusive of any other share-based compensation arrangement adopted by the Company, shall be equal to 10% of the Outstanding Issue, from time to time. Furthermore, no more than 3% of the Outstanding Issue from time to time, may be granted in the form of RSUs and PSUs.

4.03 Maximum Number of Shares Reserved Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result, at any time, in:

(a)	the number of Shares (i) issued to Insiders, within any one year period, and (ii) issuable to Insiders, at any time, exceeding 10% of the Outstanding Issue;

(b)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue;

(c)	if required by Exchange Policy or Securities Laws, the issuance to Consultants of a number of Shares exceeding 2% of the Outstanding Issue; or

(d)	a number of Shares issuable to any one non-executive Director within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a generally accepted valuation method acceptable to the Board.

4.04 Number of Shares The number of Shares reserved for issuance to any one person pursuant to Awards granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the Awards.

4.05 No Fractional Shares No fractional Shares shall be issued upon the exercise of Options or the settlement of PSUs or RSUs in Shares, and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option or settlement of a PSU or RSU in Shares, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 5

OPTIONS

5.01 Grant Options may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable Securities Laws and Exchange Policy.

5.02 Terms and Conditions Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of Shares to which the Options to be awarded to the Participant pertain;

(b)	the exercise price of the Options, which shall not be less than the Option Price on the Grant Date;

(c)	the expiry date of the Options, which will not be later than ten years from the Grant Date or such shorter period as prescribed by the Exchange;

(d)	the vesting schedule of the Options; and

(e)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.

5.03 Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement, each Option shall vest as to one-quarter of the number of Shares granted by such Option every six months following the Grant Date for the first two anniversaries of the Grant Date of such Option (and in no circumstances shall Options vest at a rate that is faster).

5.04 Method of Exercise Subject to the exercisability and termination provisions set forth in this Plan and in the applicable Option Award Agreement, Options may be exercised, in whole or in part, at any time and from time to time during the term of the Option, by the delivery of written notice of exercise (the “Exercise Notice”) by the Participant to the Company substantially in the form of Appendix A to the Option Award Agreement specifying the number of Shares to be purchased. Such notice will be accompanied by payment in full of the Option Price and any applicable tax withholdings by one of following methods:

(a)	in cash, by certified cheque or bank draft payable to the Company or by wire transfer of immediately available funds;

(b)	subject to the approval of the Board, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker (the “Broker”) in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Option Price for all Options being exercised by that Participant under an Exercise Notice and any applicable tax withholdings. Pursuant to the Exercise Notice, the Participant may authorize the Broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Company to satisfy the Option Price and any applicable tax withholdings, promptly following which the Company shall issue the Shares underlying the number of Options as provided for in the Exercise Notice; or

(c)	in addition, in lieu of exercising any vested Option in the manner described in this Section 5.04(a) or Section 5.04(b), and pursuant to the terms of this Section 5.04(c), a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Corporate Secretary of the Company, substantially in the form of Appendix B to the Option Award Agreement (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula, subject to acceptance of such Surrender Notice by the Board and provided that arrangements satisfactory to the Company have been made to pay any applicable withholding taxes:

X = (Y * (A-B)) / A

Where:

X = the number of Shares to be issued to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued

Y = the number of Shares underlying the Options to be Surrendered

A = the Market Price of the Shares as at the date of the Surrender

B = the Option Price of such Options

No certificates for Shares so purchased will be issued to the Participant (including pursuant to Section 5.04(b) and Section 5.04(c)) until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the exercise of the Option. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Company of the full purchase price for such Shares and the fulfilment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.

5.05 Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have such rights to exercise any vested Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement. For the avoidance of doubt, subject to applicable laws, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s termination date will be considered as extending the Participants period of employment for the purposes of determining his entitlement under the Plan. The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any Awards which would have settled or vested or accrued to the Participant after the termination date.

5.06 Death If a Director, Officer, Consultant or Employee dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the Director, Officer, Consultant or Employee under this Plan which remains outstanding.

PART 6

PERFORMANCE SHARE UNITS

6.01 Grant PSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a PSU for purposes of the Plan will be the date on which the PSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

6.02 Terms and Conditions Any PSU granted under this Plan shall be evidenced by a PSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of PSUs to be awarded to the Participant;

(b)	the performance cycle applicable to each PSU, which shall be the period of time between the Grant Date and the date on which the Performance Criteria specified in Section 6.02(c) must be satisfied before the PSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case end later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c)	the Performance Criteria that shall be used to determine the vesting of the PSUs;

(d)	whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with PART 8; and

(e)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

6.03 PSU Accounts A separate notional account shall be maintained for each Participant with respect to PSUs granted to such Participant (a “PSU Account”) in accordance with Section 14.03. PSUs awarded to the Participant from time to time pursuant to Sections 6.01 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.04. On the vesting of the PSUs pursuant to Section 6.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.05, or on the forfeiture or termination of the PSUs pursuant to the terms of the Award, the PSUs credited to the Participant’s PSU Account will be cancelled.

6.04 Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each PSU shall vest as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any Performance Criteria having been satisfied and will be settled in accordance with Section 6.05.

6.05	Settlement

(a)	The PSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of PSUs attached to the PSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested PSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the PSUs. The delivery of certificates representing the Shares to be issued in settlement of PSUs will be contingent upon the fulfilment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

(b)	For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

6.06 Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding PSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of termination, after which time the PSUs shall in all respects terminate.

6.07 Death If a Director, Officer, Consultant or Employee dies, all outstanding PSUs that were vested on or before the date of the date of death such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 6.05 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the Performance Criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining PSUs shall in all respects terminate as of the date of death.

6.08 PSU Tax Considerations Any PSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 7

RESTRICTED SHARE UNITS.

7.01 Grant RSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a RSU for purposes of the Plan will be the date on which the RSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

7.02 Terms and Conditions Any RSU granted under this Plan shall be evidenced by an RSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of RSUs to be awarded to the Participant;

(b)	the period of time between the Grant Date and the date on which the RSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c)	whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with PART 8; and

(d)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

7.03 RSU Accounts A separate notional account shall be maintained for each Participant with respect to RSUs granted to such Participant (an “RSU Account”) in accordance with Section 14.03. RSUs awarded to the Participant from time to time pursuant to Sections 7.01 shall be credited to the Participant’s RSU Account and shall vest in accordance with Section 7.04. On the vesting of the RSUs pursuant to Section 7.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.05, or on the forfeiture or termination of the RSUs pursuant to the terms of the Award, the RSUs credited to the Participant’s RSU Account will be cancelled.

7.04 Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest when all applicable restrictions shall have lapsed (which shall be the “RSU Vesting Date”) and will be settled in accordance with Section 7.05. Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest and shall be settled on November 30th following the two year anniversary of the Grant Date.

7.05	Settlement

(a)	The RSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of RSUs attached to the RSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested RSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the RSUs. The delivery of certificates representing the Shares to be issued in settlement of RSUs will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

(b)	For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

7.06 Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of termination, after which time the RSUs shall in all respects terminate.

7.07 Death If a Director, Officer, Consultant or Employee dies, all outstanding RSUs that were vested on or before the date of death of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 7.05 as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death. Subject to the foregoing, any remaining RSUs shall in all respects terminate as of the date of death.

7.08 RSU Tax Considerations Any RSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 8

DIVIDEND EQUIVALENTS

8.01 Credit of Dividend Equivalents The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account and RSU Account with respect to Awards of PSUs or RSUs. Dividend Equivalents to be credited to a Participant’s PSU Account or RSU Account shall be credited as follows:

(a)	any cash dividends or distributions credited to the Participant’s PSU Account or RSU Account shall be deemed to have been invested in additional PSUs or RSUs, as applicable, on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on such payment date, and such additional PSU or RSU, as applicable, shall be subject to the same terms and conditions as are applicable in respect of the PSU or RSU, as applicable, with respect to which such dividends or distributions were payable; and

(b)	if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the PSUs or RSUs, as applicable, with respect to which they were paid.

8.02 No Dividend Equivalent No Dividend Equivalent will be credited to or paid on Awards of PSUs or RSUs that have expired or that have been forfeited or terminated.

PART 9

ADJUSTMENTS

9.01 Corporate Reorganizations The number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded..

9.02 No Adjustment for Additional Purchases of Securities If at any time the Company grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.

9.03 Cumulative Effect of Adjustments The adjustments provided for in this PART 9 shall be cumulative.

9.04 Amendments to Effect Adjustments On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.

PART 10

CHANGE OF CONTROL

10.01 Effect of a Change of Control Despite any other provision of the Plan, in the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this Section 10.01, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full, and any performance vesting conditions will be assessed by the board, acting in good faith, on a pro-rata basis.

10.02 Discretion to Accelerate Vesting Despite anything else to the contrary in the Plan, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board has the power, in its sole discretion, to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 10.02 is not completed within the time specified (as the same may be extended), then despite this Section 10.02 or the definition of “Change of Control”, (i) any conditional exercise of vested Awards will be deemed to be null, void and of no effect, and such conditionally exercised Awards will for all purposes be deemed not to have been exercised, and (ii) Awards which vested pursuant to this Section

10.02 will be returned by the Participant to the Company and reinstated as authorized but unissued Shares and the original terms applicable to such Awards will be reinstated.

10.03 Termination of Awards on Change of Control If the Board has, pursuant to the provisions of Section 10.02 permitted the conditional exercise of Awards in connection with a potential Change of Control, then the Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change of Control and on such terms as it sees fit, any Awards not exercised (including all vested and unvested Awards).

10.04 Further Assurances on Change in Control The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement shall be subject to the completion of the Change of Control.

10.05 Awards Need Not be Treated Identically In taking any of the actions contemplated by this PART 10, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

10.06 No Fractional Shares No fractional Shares or other security will be issued upon the exercise of any Award and accordingly, if as a result of a Change of Control, a Participant would become entitled to a fractional Share or other security, such participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 11

SECURITIES LAWS AND EXCHANGE POLICIES

11.01 Exchange's Rules and Policies Apply This Plan and the granting and exercise of any Awards hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern. In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of Awards shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant Awards pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 12

AMENDMENT OF PLAN

12.01 Board May Amend Subject to Section 12.03 hereof, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such Participant under the Plan. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(c)	to change any vesting provisions of Awards;

(d)	to change the termination provisions of the Awards or the Plan;

(e)	to change the persons who qualify as eligible Participants under the Plan; and

(f)	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Plan.

12.02 Termination The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Award or materially impair any right of any Participant pursuant to any Award granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Company, such Awards and such Participants shall continue to be governed by the provisions of this Plan.

12.03 Amendments Requiring Shareholder Approval. Shareholder approval shall be obtained in accordance with the requirements of the Exchange for any amendment that results in:

(a)	an increase in the number of Shares issuable under Awards granted pursuant to the Plan;

(b)	a reduction in the Option Price of an Option, or a cancellation and reissuance of an Option;

(c)	an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with Section 14.05;

(d)	a revision to Section 14.05 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(e)	a revision to the insider participation limits or the non-executive director limits set out in Section 4.03;

(f)	a revision to the amending provisions set forth in this PART 12; or

(g)	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the Exchange Policies).

PART 13

EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

13.01 Other Options Not Affected This Plan is in addition to any other existing stock options granted prior to and outstanding as at the date of this Plan and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 14

MISCELLANEOUS

14.01 No Rights as Shareholder Nothing contained in the Plan nor in any Award granted hereunder shall be deemed to give any person any interest or title in or to any Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever with respect to Shares issuable pursuant to an Award until such person becomes the holder of record of Shares.

14.02 Employment Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or interfere in any way with the right of the Company to terminate such employment or directorship at any time. Participation in the Plan by an Eligible Person is voluntary. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Company to grant any Awards in the future nor shall it entitle the Participant to receive future grants.

14.03 Record Keeping The Company shall maintain appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:

(a)	the name and address of each Participant;

(b)	the number of Awards credited to each Participant’s account;

(c)	any and all adjustments made to Awards recorded in each Participant’s account; and

(d)	such other information which the Company considers appropriate to record in such registers.

14.04 No Representation or Warranty The Company makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

14.05 Black Out Periods Notwithstanding any other provision of the Plan, if the expiry date or vesting date of an Award, other than a PSU or RSU awarded to a Canadian Taxpayer, as applicable, is (i) during a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), or (ii) within two business days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout period has ended, the expiry date or vesting date of such Award. In the case of a PSU or RSU awarded to a Canadian Taxpayer, any settlement that is effected during a Blackout Period in order to comply with Sections 6.08 or 7.08, as applicable, in the case of a Canadian Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

14.06 Unfunded Plan Unless otherwise determined by the Board, the Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

14.07 Conformity to Plan In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

14.08 Non-Transferability Except as may otherwise be specifically determined by the Board with respect to a particular Award, Awards granted to a Participant pursuant to this Plan are personal to the Participant and may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent and distribution.

14.09 Term of Award Subject to Section 14.05, in no circumstances shall the term of an Award exceed ten years from the Grant Date.

14.10 Expiry, Forfeiture and Termination of Awards If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect.

14.11 Tax Withholding

(a)	Notwithstanding any other provision of the Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (i) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (ii) any other mechanism as may be required or appropriate to conform with local tax and other rules. The Company may also, in its sole discretion, agree to allow a Participant to satisfy its withholding obligation by surrendering the right to a receive a portion of the Shares that would otherwise be issued to the Participant, such that the number of Shares received by the Participant shall be reduced by such number of Shares as are equal in value to the withholding obligation (as determined by the Company).

(b)	Notwithstanding any other provision of the Plan, the Company shall not be required to issue any Shares or make payments under this Plan until arrangements satisfactory to the Company have been made for payment of all applicable withholdings obligations.

(c)	The sale of Shares by the Company, or by a broker on behalf of the Company, under Section 14.11(a) or under any other provision of the Plan will be made on the Exchange or any other alternative trading system. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such

Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Company or the broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(d)	The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale. The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Award and/or transactions in the Shares. Neither the Company, nor any of its directors, officers, Employees, shareholders or agents will be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares under the Plan, with respect to any fluctuations in the market price of Shares or in any other manner related to the Plan.

PART 15

EFFECTIVE DATE OF PLAN

15.01 Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company, however, Awards may be granted under this Plan prior to the receipt of approval by shareholders and acceptance from the Exchange. Any Awards granted prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Awards may be exercised or will vest unless such approval and acceptance is given.

DATE OF PLAN: November 14, 2002

AMENDED: October 20, 2004; October 24, 2005, August 24, 2006, August 12, 2009, August 7, 2019, September 16, 2019.